Basis of Presentation
The following Management's Discussion and Analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated May 9, 2024, and is supplementary to, and should be read in conjunction with, Pembina's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2024 ("Interim Financial Statements") as well as Pembina's audited consolidated annual financial statements ("Consolidated Financial Statements") and MD&A for the year ended December 31, 2023. All financial information provided in this MD&A has been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting and is expressed in Canadian dollars, unless otherwise noted. A description of Pembina's operating segments and additional information about Pembina is filed with Canadian and U.S. securities commissions, including quarterly and annual reports, annual information forms (filed with the U.S. Securities and Exchange Commission under Form 40-F) and management information circulars, and can be found online at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com. Information contained in or otherwise accessible through Pembina's website does not form part of this MD&A and is not incorporated into this document by reference.
Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the Abbreviations section of this MD&A.

Non-GAAP and Other Financial Measures
Pembina has disclosed certain financial measures and ratios within this MD&A that management believes provide meaningful information in assessing Pembina's underlying performance, but which are not specified, defined or determined in accordance with the Canadian generally accepted accounting principles ("GAAP") and which are not disclosed in Pembina's Interim Financial Statements or Consolidated Financial Statements. Such non-GAAP financial measures and non-GAAP ratios do not have any standardized meaning prescribed by IFRS and may not be comparable to similar financial measures or ratios disclosed by other issuers. Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A for additional information regarding these non-GAAP measures and non-GAAP ratios.
Risk Factors and Forward-Looking Information
Management has identified the primary risk factors that could have a material impact on the financial results and operations of Pembina. Such risk factors are described in the "Risk Factors" section of Pembina's MD&A and Annual Information Form ("AIF"), each for the year ended December 31, 2023. The Company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described within the "Forward-Looking Statements & Information" section of this MD&A. This MD&A contains forward-looking statements based on Pembina's current expectations, estimates, projections and assumptions. This information is provided to assist readers in understanding the Company's future plans and expectations and may not be appropriate for other purposes.
Pembina Pipeline Corporation First Quarter 2024 1

1. ABOUT PEMBINA
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for 70 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Pembina's Purpose and Strategy
We deliver extraordinary energy solutions so the world can thrive.
Pembina will build on its strengths by continuing to invest in and grow the core businesses that provide critical transportation and midstream services to help ensure reliable and secure energy supply. Pembina will capitalize on exciting opportunities to leverage its assets and expertise into new service offerings that proactively respond to the transition to a lower-carbon economy. In continuing to meet global energy demand and its customers' needs, while ensuring Pembina's long-term success and resilience, the Company has established four strategic priorities:
1.To be resilient, we will sustain, decarbonize, and enhance our businesses. This priority is focused on strengthening and growing our existing franchise and demonstrating environmental leadership.
2.To thrive, we will invest in the energy transition to improve the basins in which we operate. We will expand our portfolio to include new businesses associated with lower-carbon commodities.
3.To meet global demand, we will transform and export our products. We will continue our focus on supporting the transformation of Western Canadian Sedimentary Basin commodities into higher margin products and enabling more coastal egress.
4.To set ourselves apart, we will create a differentiated experience for our stakeholders. We remain committed to delivering excellence for our four key stakeholder groups meaning that:
a.Employees say we are the 'employer of choice' and value our safe, respectful, collaborative, and inclusive work culture.
b.Communities welcome us and recognize the net positive impact of our social and environmental commitment.
c.Customers choose us first for reliable and value-added services.
d.Investors receive sustainable industry-leading total returns.
2 Pembina Pipeline Corporation First Quarter 2024

Alliance/Aux Sable Acquisition
On April 1, 2024, Pembina completed its previously announced acquisition of Enbridge Inc.'s ("Enbridge") interests in the Alliance, Aux Sable, and NRGreen joint ventures for an aggregate purchase price of approximately $3.1 billion (subject to certain adjustments), including approximately $327 million of assumed debt, representing Enbridge's proportionate share of the indebtedness of Alliance (the "Alliance/Aux Sable Acquisition"). As a result of the completion of the Alliance/Aux Sable Acquisition, Pembina now owns all equity interests in Alliance, Aux Sable's Canadian operations and the NRGreen businesses, and an 85.4 percent interest in Aux Sable's U.S. operations (the "Acquirees"). The accounting for the Acquirees will change from the equity method of accounting to being fully consolidated and incorporated into Pembina's financial results in the second quarter of 2024.
The Alliance/Aux Sable Acquisition was funded through a combination of: (i) the net proceeds of Pembina's bought deal offering of 29.9 million subscription receipts (the "Subscription Receipt Offering"), which closed on December 19, 2023; (ii) a portion of the net proceeds of the offering of $1.8 billion aggregate principal amount of senior unsecured medium-term notes (the "MTN Offering"), which closed on January 12, 2024; and (iii) amounts drawn under Pembina's existing credit facilities and cash on hand. Refer to the "Share Capital" and "Liquidity & Capital Resources - Financing Activity" sections of this MD&A for additional information.

Pembina Pipeline Corporation First Quarter 2024 3

2. FINANCIAL & OPERATING OVERVIEW
Consolidated Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions, except where noted)	2024	2023	Change
Revenue(1)	1,540	1,618	(78)
Net revenue(1)(2)	912	936	(24)
Gross profit	730	672	58
Adjusted EBITDA(2)	1,044	947	97
Earnings	438	369	69
Earnings per common share – basic (dollars)	0.74	0.61	0.13
Earnings per common share – diluted (dollars)	0.73	0.61	0.12
Cash flow from operating activities	436	458	(22)
Cash flow from operating activities per common share – basic (dollars)	0.79	0.83	(0.04)
Adjusted cash flow from operating activities(2)	782	634	148
Adjusted cash flow from operating activities per common share – basic (dollars)(2)	1.42	1.15	0.27
Capital expenditures	186	137	49
Change in Earnings ($ millions)
Results Overview
Earnings in the first quarter of 2024 reflect strong performance in the Pipelines and Facilities Divisions, while the Marketing & New Ventures Division saw higher share of profit from equity accounted investees ("Share of Profit") from Aux Sable that was offset by lower revenue from risk management and physical derivative contracts. Additionally, the first quarter of 2024 had no similar impacts that affected the first quarter of 2023 due to the Northern Pipeline system outage. Earnings were also impacted by the following factors:
•Pipelines: higher net revenues due to higher volumes, coupled with lower operating expenses, and higher Share of Profit from Alliance.
•Facilities: higher Share of Profit from PGI, partially offset by higher operating expenses.
•Marketing & New Ventures: lower revenue from risk management and physical derivative contracts, largely a result of realized losses on NGL-based derivatives in the first quarter of 2024 compared to gains in the first quarter of 2023, combined with, unrealized losses on renewable power purchase agreements and crude oil-based derivatives.
•Corporate and Income Tax: higher general & administrative expenses in the Corporate Division and lower income tax expense related to an adjustment in the tax basis of an investment in partnership, partially offset by higher earnings.

4 Pembina Pipeline Corporation First Quarter 2024

Changes in Results for the Three Months Ended March 31
Net revenue(1)(2)
$24 million decrease, largely due to lower revenue from risk management and physical derivative contracts in the Marketing & New Ventures Division resulting from realized losses on NGL-based derivatives in the first quarter of 2024, as well as unrealized losses on renewable power purchase agreements and on crude oil-based derivatives, all of which yielded gains in the first quarter of 2023. These results were partially offset by higher revenues in the Pipelines and Facilities Divisions due to higher volumes compared to the first quarter of 2023, which was impacted by the Northern Pipeline system outage, combined with earlier recognition of take-or-pay deferred revenue, and higher tolls, partially offset by lower project cost recoveries and recoverable power costs.

Operating expenses
$11 million decrease, primarily due to lower costs in the Pipelines Division, as the first quarter of 2024 did not experience similar impacts as those related to the Northern Pipeline system outage in the first quarter of 2023, coupled with lower recoverable power costs. These were partially offset by higher costs at certain of Pembina's Facilities assets.

Cash flow from operating activities
$22 million decrease, primarily driven by higher taxes paid due to a make-up payment for the 2023 tax year, partially offset by an increase in earnings adjusted for items not involving cash, higher distributions from equity accounted investees, an increase in payments collected through contract liabilities, as well as lower net interest paid and the change in non-cash working capital.

Adjusted cash flow from operating activities(2)
$148 million increase, largely due to the same items impacting cash flow from operating activities, discussed above, excluding taxes paid and the change in non-cash working capital, which leads to an increase when adjusted, combined with lower current income tax expense.

Adjusted EBITDA(2)
$97 million increase, primarily due to higher net revenue and volumes on certain of Pembina's Pipelines and Facilities assets compared to the first quarter of 2023, which was affected by the Northern Pipeline system outage, which had an impact of $40 million and $14 million on the Pipelines and Facilities Division, respectively. Additionally, there was higher adjusted EBITDA from Aux Sable and Alliance. These results were partially offset by realized losses compared to gains on NGL-based derivatives in the first quarter of 2024 compared to the first quarter of 2023.

(1)    Comparative 2023 period has been adjusted. See "Accounting Policies & Estimates - Change in Accounting Policies" and Note 2 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.

Pembina Pipeline Corporation First Quarter 2024 5

3. SEGMENT RESULTS
Business Overview
The Pipelines Division provides customers with pipeline transportation, terminalling, storage and rail services in key market hubs in Canada and the United States for crude oil, condensate, natural gas liquids and natural gas. Through Pembina's wholly-owned and joint venture assets, the Pipelines Division manages pipeline transportation capacity of 3.0 mmboe/d(1), above ground storage capacity of approximately 10 mmbbls(1) and rail terminalling capacity of approximately 105 mboe/d(1) within its conventional, oil sands and heavy oil, and transmission assets. The conventional assets include strategically located pipelines and terminalling hubs that gather and transport light and medium crude oil, condensate and natural gas liquids from western Alberta and northeast British Columbia to the Edmonton, Alberta area for further processing or transportation on downstream pipelines. The oil sands and heavy oil assets transport heavy and synthetic crude oil produced within Alberta to the Edmonton, Alberta area and offer associated storage, terminalling and rail services. The transmission assets transport natural gas, ethane and condensate throughout Canada and the United States on long haul pipelines linking various key market hubs. In addition, the Pipelines Division assets provide linkages to Pembina's Facilities Division assets across North America, enabling integrated customer service offerings. Together, these assets supply products from hydrocarbon producing regions to refineries, fractionators and market hubs in Alberta, British Columbia, and Illinois, as well as other regions throughout North America.
The Facilities Division includes infrastructure that provides Pembina's customers with natural gas, condensate and NGL services. Through its wholly-owned assets and its interest in PGI, Pembina's natural gas gathering and processing facilities are strategically positioned in active, liquids-rich areas of the WCSB and Williston Basin and are integrated with the Company's other businesses. Pembina provides sweet and sour gas gathering, compression, condensate stabilization, and both shallow cut and deep cut gas processing services with a total capacity of approximately 6.3 bcf/d(2) for its customers. Condensate and NGL extracted at virtually all Canadian-based facilities have access to transportation on Pembina's pipelines. In addition, all NGL transported along the Alliance Pipeline are extracted through the Pembina operated Channahon Facility at the terminus. The Facilities Division includes approximately 410 mbpd(2) of NGL fractionation capacity, 21 mmbbls(1) of cavern storage capacity and associated pipeline and rail terminalling facilities and a liquefied propane export facility on Canada's West Coast. These facilities are fully integrated with the Company's other divisions, providing customers with the ability to access a comprehensive suite of services to enhance the value of their hydrocarbons. In addition, Pembina owns a bulk marine import/export terminal in Vancouver, British Columbia.
The Marketing & New Ventures Division leverages Pembina's integrated value chain and existing network of pipelines, facilities, and energy infrastructure assets to maximize the value of hydrocarbon liquids and natural gas originating in the basins where the Company operates. Pembina pursues the creation of new markets, and further enhances existing markets, to support both the Company's and its customers' business interests. In particular, Pembina seeks to identify opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure. The Marketing & New Ventures Division also focuses on developing new business platforms and undertaking initiatives that seek to reduce the greenhouse gas ("GHG") emissions of Pembina's and its customers' operations.
Within the Marketing & New Ventures Division, Pembina undertakes value-added commodity marketing activities including buying and selling products (natural gas, ethane, propane, butane, condensate, crude oil, electricity, and carbon credits), commodity arbitrage, and optimizing storage opportunities. The marketing business enters into contracts for capacity on both Pembina's and third-party infrastructure, handles proprietary and customer volumes and aggregates production for onward sale. Through this infrastructure capacity, including Pembina's Prince Rupert Terminal, as well as utilizing the Company's expansive rail fleet and logistics capabilities, Pembina's marketing business adds incremental value to the commodities by accessing high value markets across North America and globally.
The Marketing & New Ventures Division is also responsible for the development of new large-scale, or value chain extending projects, including those that provide enhanced access to global markets and support a transition to a lower-carbon economy. Currently, Pembina is pursuing opportunities associated with liquefied natural gas ("LNG"), low-carbon commodities, and large-scale GHG emissions reductions.
(1)Net capacity.
(2)Net capacity; includes Aux Sable capacity; the financial and operational results for Aux Sable are included in the Marketing & New Ventures Division.
6 Pembina Pipeline Corporation First Quarter 2024

Financial and Operational Overview by Division

	3 Months Ended March 31
	2024			2023
($ millions, except where noted)	Volumes(1)	Earnings (Loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (Loss)	Adjusted EBITDA(2)
Pipelines	2,598	455	599	2,467	376	525
Facilities	805	177	310	721	135	298
Marketing & New Ventures	295	64	188	267	120	169
Corporate	—	(167)	(53)	—	(156)	(45)
Income Tax Expense	—	(91)	—	—	(106)	—
Total		438	1,044		369	947
(1)    Volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition. Volumes do not include Empress processing capacity. Volumes for Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed crude and NGL volumes.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
Equity Accounted Investees Overview by Division

	3 Months Ended March 31
	2024					2023
($ millions, except where noted)	Share of profit	Adjusted EBITDA(4)	Contributions	Distributions	Volumes(5)	Share of profit (loss)	Adjusted EBITDA(4)	Contributions	Distributions	Volumes(5)
Pipelines(1)	43	87	5	80	148	35	79	—	70	147
Facilities(2)	75	175	—	128	361	48	175	32	121	343
Marketing & New Ventures(3)	33	40	98	31	36	(1)	4	6	8	34
Total	151	302	103	239	545	82	258	38	199	524
(1)    Pipelines includes Alliance, Ruby (Pembina ceased to have an interest in the Ruby Pipeline on January 13, 2023), and Grand Valley.
(2)    Facilities includes PGI and Fort Corp.
(3)    Marketing and New Ventures includes Aux Sable, CKPC (which was dissolved on December 31, 2023), Cedar LNG, and ACG.
(4)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(5)    Volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
Pembina Pipeline Corporation First Quarter 2024 7

Pipelines
Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions, except where noted)	2024	2023	Change
Pipelines revenue(1)	688	628	60
Cost of goods sold(1)	11	—	11
Net revenue(1)(2)	677	628	49
Operating expenses(1)	154	172	(18)
Depreciation and amortization included in operations	95	99	(4)
Share of profit from equity accounted investees	43	35	8
Gross profit	471	392	79
Earnings	455	376	79
Adjusted EBITDA(2)	599	525	74
Volumes (mboe/d)(3)	2,598	2,467	131

Change in Results
Net revenue(1)(2)
Increase largely due to higher revenues on the Peace Pipeline system resulting from earlier recognition of take-or-pay deferred revenue and higher volumes compared to the first quarter of 2023 which was impacted by the Northern Pipeline system outage. Additionally, higher tolls mainly related to contractual inflation adjustments, net loss allowance, and the reactivation of the Nipisi Pipeline, also contributed to the increase in revenue. These were partially offset by lower project cost recoveries recognized on the Peace Pipeline system and lower recoverable power costs.

Operating expenses(1)
Decrease largely due to lower recoverable power costs resulting from the lower power pool price during the period, and lower costs as the first quarter of 2023 was impacted by the Northern Pipeline system outage, partially offset by higher recoverable geotechnical costs primarily on the Peace Pipeline system.

Share of profit from equity accounted investees	Increase primarily due to higher revenues from Alliance related to higher tolls on seasonal contracts.
Earnings
Increase largely due to higher revenues and volumes on the Peace Pipeline system, the reactivation of the Nipisi Pipeline, and no similar impacts affecting the first quarter of 2024 compared to those previously related to the Northern Pipeline system outage in the first quarter of 2023, combined with higher Share of Profit from Alliance, discussed above.

Adjusted EBITDA(2)	Increase largely due to the same items impacting earnings, discussed above. Included in adjusted EBITDA is $85 million (2023: $77 million) related to Alliance.
Volumes (mboe/d)(3)
Increase primarily due to higher volumes on the Peace Pipeline system resulting from earlier recognition of take-or-pay deferred revenue, and higher volumes compared to the first quarter of 2023 which was impacted by the Northern Pipeline system outage, combined with the reactivation of the Nipisi Pipeline. Volumes include 148 mboe/d (2023: 147 mboe/d) related to Alliance.

Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 3 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
8 Pembina Pipeline Corporation First Quarter 2024

Financial and Operational Overview

	3 Months Ended March 31
	2024			2023
($ millions, except where noted)	Volumes(1)	Earnings	Adjusted EBITDA(2)	Volumes(1)	Earnings	Adjusted EBITDA(2)
Pipelines(3)
Conventional	1,007	296	342	900	240	288
Transmission	588	119	189	594	107	177
Oil Sands & Heavy Oil	1,003	41	69	973	31	62
General & administrative	—	(1)	(1)	—	(2)	(2)
Total	2,598	455	599	2,467	376	525
(1)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)     Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's conventional, transmission and oil sands and heavy oil assets within the Pipelines Division. Refer to Pembina's AIF for the year ended December 31, 2023.
Projects & New Developments(1)
Pipelines continues to focus on the execution of various system expansions. The following outlines the projects and new developments within Pipelines:

Phase VIII Peace Pipeline Expansion
Original Capital Budget: $530 million	In-service Date: Second quarter of 2024	Status: On time, trending under budget
Revised Cost Estimate: $430 million
This expansion will enable segregated pipeline service for ethane-plus and propane-plus NGL mix from Gordondale, Alberta, which is centrally located within the Montney trend, into the Edmonton area for market delivery. The project includes new 10-inch and 16-inch pipelines, totaling approximately 150 km, in the Gordondale to La Glace corridor of Alberta, as well as new mid-point pump stations and terminal upgrades located throughout the Peace Pipeline system. Phase VIII will add approximately 235 mbpd of incremental capacity between Gordondale, Alberta and La Glace, Alberta, as well as approximately 65 mbpd of capacity between La Glace, Alberta and the Namao hub near Edmonton, Alberta. The estimated project cost has been revised lower to $430 million, compared to the original budget of $530 million. The revised cost reflects highly effective project management and execution, favourable weather conditions and productive contractor relationships. The project is trending on time, with all pump stations and pipeline construction completed as of the end of the first quarter of 2024. Pipeline and facility commissioning and start-up is expected in the second quarter of 2024.

NEBC MPS Expansion
Capital Budget: $90 million	In-service Date: Fourth quarter of 2024	Status: On time, on budget
The NEBC MPS Expansion includes a new mid-point pump station, terminal upgrades, and additional storage, which will support approximately 40,000 bpd of incremental capacity on the NEBC Pipeline system. This capacity will fulfill customer demand in light of growing production volumes from NEBC and previously announced long-term midstream service agreements with three premier NEBC Montney producers.

(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2023 filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

Pembina Pipeline Corporation First Quarter 2024 9

Facilities
Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions, except where noted)	2024	2023	Change
Facilities revenue(1)	231	208	23
Operating expenses(1)	90	80	10
Depreciation and amortization included in operations	33	34	(1)
Share of profit from equity accounted investees	75	48	27
Gross profit	183	142	41
Earnings	177	135	42
Adjusted EBITDA(2)	310	298	12
Volumes (mboe/d)(3)	805	721	84

Changes in Results
Revenue(1)
Increase largely due to higher volumes at the Redwater Complex and Younger, as the first quarter of 2024 did not experience similar impacts as those related to the Northern Pipeline system outage in the first quarter of 2023, partially offset by lower recoverable power costs.

Operating expenses(1)
Increase primarily due to fewer outage days at Younger and Redwater as the first quarter did not experience similar disruptions as those related to the Northern Pipeline system in the first quarter of 2023, partially offset by lower recoverable power costs at the Redwater Complex resulting from the lower power pool price during the period.

Share of profit from equity accounted investees
Increase largely due to higher Share of Profit from PGI resulting from unrealized gains on non-commodity related derivative financial instruments recognized in the first quarter of 2024 compared to losses in the first quarter of 2023 primarily related to changes in interest rates, combined with higher contributions from certain PGI assets, partially offset by higher income tax expense.

Earnings
Increase primarily due to higher revenues and volumes at the Redwater Complex and Younger as the first quarter of 2023 was impacted by the Northern Pipeline system outage, combined with higher Share of Profit from PGI, discussed above, partially offset by higher operating expenses.

Adjusted EBITDA(2)
Increase largely due to higher revenues and volumes at the Redwater Complex and Younger, as noted above, partially offset by higher operating expenses. Included in adjusted EBITDA is $174 million (2023: $172 million) related to PGI.

Volumes (mboe/d)(3)
Increase primarily due to higher volumes at the Redwater Complex and Younger as the first quarter of 2023 was impacted by the Northern Pipeline system outage, combined with higher interruptible volumes on certain PGI assets. Volumes include 361 mboe/d (2023: 343 mboe/d) related to PGI.

Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 3 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition. Volumes do not include Empress processing capacity.
10 Pembina Pipeline Corporation First Quarter 2024

Financial and Operational Overview

	3 Months Ended March 31
	2024			2023
($ millions, except where noted)	Volumes(1)	Earnings	Adjusted EBITDA(2)	Volumes(1)	Earnings	Adjusted EBITDA(2)
Facilities(3)
Gas Services	612	93	202	563	59	193
NGL Services	193	85	109	158	76	105
General & administrative	—	(1)	(1)	—	—	—
Total	805	177	310	721	135	298
(1)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition. Volumes do not include Empress processing capacity.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's gas services and NGL services assets within the Facilities operating segment. For a description of Pembina's gas and NGL assets, refer to Pembina's AIF for the year ended December 31, 2023.
Projects & New Developments(1)
Facilities continues to build-out its natural gas and NGL processing and fractionation assets to service customer demand. The following outlines the projects and new developments within Facilities:

RFS IV
Capital Budget: $460 million	In-service Date(2): First half of 2026	Status: On time, on budget
RFS IV is a 55,000 bpd propane-plus fractionator at the existing Redwater fractionation and storage complex (the "Redwater Complex"). The project includes additional rail loading capacity and will leverage the design, engineering, and operating best practices of its existing facilities. With the addition of RFS IV, the fractionation capacity at the Redwater Complex will total 256,000 bpd. Site clearing activities have been completed, engineering and procurement activities continue, and site construction is expected to begin in the second quarter of 2024.

Wapiti Expansion
Capital Budget: $140 million (net to Pembina)	In-service Date(2): First half of 2026	Status: Recently sanctioned
PGI is developing an expansion that will increase natural gas processing capacity at the Wapiti Plant by 115 mmcf/d (gross to PGI). The expansion opportunity is driven by strong customer demand supported by growing Montney production and is expected to be fully underpinned by long-term, take-or-pay contacts. The project includes a new sales gas pipeline and other related infrastructure.

K3 Cogeneration Facility
Capital Budget: $70 million (net to Pembina)	In-service Date(2): First half of 2026	Status: Recently sanctioned
PGI is developing a 28 MW cogeneration facility at its K3 Plant, which is expected to reduce overall operating costs by providing power and heat to the gas processing facility, while reducing customers' exposure to power prices. The K3 Cogeneration Facility is expected to fully supply the K3 Plant's power requirements, with excess power sold to the grid at market rates. Further, this project is expected to contribute to a reduction in annual emissions compliance costs at the K3 Plant through the utilization of the cogeneration waste heat and the low-emission power generated.

(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2023 filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
(2)    Subject to environmental and regulatory approvals. See the "Forward-Looking Statements & Information" section of this MD&A.

Pembina Pipeline Corporation First Quarter 2024 11

Marketing & New Ventures
Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions, except where noted)	2024	2023	Change
Marketing revenue(1)(2)	800	879	(79)
Cost of goods sold(1)(2)	751	740	11
Net revenue(1)(2)(3)	49	139	(90)
Operating expenses(2)	4	—	4
Depreciation and amortization included in operations	15	12	3
Share of profit (loss) from equity accounted investees	33	(1)	34
Gross profit	63	126	(63)
Earnings	64	120	(56)
Adjusted EBITDA(3)	188	169	19
Crude oil sales volumes (mboe/d)(4)	80	73	7
NGL sales volumes (mboe/d)(4)	215	194	21

Change in Results
Net revenue(1)(2)(3)
Decrease largely due to lower revenue from risk management and physical derivative contracts, resulting from realized losses on NGL-based derivatives in the first quarter of 2024 compared to gains in the first quarter of 2023, combined with unrealized losses on renewable power purchase agreements due to a decline in forward power prices, and on crude oil-based derivatives, both of which yielded gains in the first quarter of 2023. Includes unrealized losses on commodity-related derivatives of $102 million (2023: $34 million) and realized gains on commodity-related derivatives of $45 million (2023: $78 million).

Share of profit (loss) from equity accounted investees	Increase largely due to higher revenues from Aux Sable due to wider frac spreads and a new third-party marketing arrangement.
Earnings
Decrease largely due to lower revenue from risk management and physical derivative contracts, discussed above, partially offset by higher Share of Profit from Aux Sable and a change in the provision related to financial assurances for Cedar LNG in the first quarter of 2024.

Adjusted EBITDA(3)
Increase largely due to higher contributions from Aux Sable, discussed above, and a change in the provision related to financial assurances for Cedar LNG, partially offset by realized losses on NGL-based derivatives in the first quarter of 2024 compared to gains in the first quarter of 2023. Included in adjusted EBITDA is $40 million (2023: $4 million) related to Aux Sable.

Crude oil sales volumes (mboe/d)(4)	Increase largely due to higher blending opportunities in the first quarter of 2024 compared to the first quarter of 2023, which was impacted by the Northern Pipeline system outage.
NGL sales volumes (mboe/d)(4)
Increase primarily due to higher ethane and butane sales, as the first quarter of 2023 was impacted by lower supply volumes from the Redwater Complex, following the Northern Pipeline system outage. Revenue volumes include 36 mboe/d (2023: 34 mboe/d) related to Aux Sable.

Change in Adjusted EBITDA ($ millions)(1)(3)
(1)    Comparative 2023 period has been adjusted. See "Accounting Policies & Estimates - Change in Accounting Policies" and Note 2 to the Interim Financial Statements.
(2)    Includes inter-segment transactions. See Note 3 to the Interim Financial Statements.
(3)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(4)    Marketed crude and NGL volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.

12 Pembina Pipeline Corporation First Quarter 2024

Financial and Operational Overview

	3 Months Ended March 31
	2024			2023
($ millions, except where noted)	Volumes(1)	Earnings	Adjusted EBITDA(2)	Volumes(1)	Earnings	Adjusted EBITDA(2)
Marketing & New Ventures(3)
Marketing	295	57	181	267	124	172
New Ventures(4)	—	7	7	—	(4)	(3)
Total	295	64	188	267	120	169
(1)    Marketed crude and NGL volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's marketing activities and new ventures projects within the Marketing & New Ventures operating segment. For further details on Pembina's marketing activities and projects, refer to Pembina's AIF for the year ended December 31, 2023.
(4)    All New Ventures projects have not yet commenced operations and therefore have no volumes.
Projects & New Developments(1)
The New Ventures group is responsible for the development of new large-scale, or value chain extending projects, including those that provide enhanced access to global markets and support a transition to a lower-carbon economy. Currently, Pembina is pursuing opportunities associated with LNG, low-carbon commodities, and large-scale GHG emissions reductions.
Cedar LNG
Pembina has formed a partnership with the Haisla Nation ("Cedar LNG") to develop the Cedar LNG project (the "Cedar LNG Project") a proposed 3.3 million tonne per annum ("mtpa") floating liquified natural gas ("LNG') facility in Kitimat, British Columbia, within the traditional territory of the Haisla Nation. The Cedar LNG Project will provide a valuable outlet for WCSB natural gas to access global markets and is expected to achieve higher prices for Canadian producers, contribute to lower overall global emissions, and enhance global energy security. Given it will be a floating LNG facility, manufactured in the controlled conditions of a shipyard, it is expected that the Cedar LNG Project will have lower construction and execution risk. Further, powered by BC Hydro, the Cedar LNG Project is expected to be one of the lowest emissions LNG facilities in the world.
Cedar LNG has secured a 20-year take-or-pay, fixed toll contract with ARC Resources for 1.5 mtpa of LNG. As part of the agreement, ARC Resources will supply Cedar LNG approximately 200 million cubic feet per day of natural gas via the Coastal GasLink pipeline from its production base in the Montney. Pembina has also entered into an identical bridging agreement with Cedar LNG for 1.5 mtpa of capacity. Commercial negotiations with multiple other potential customers continue to progress as Pembina plans to assign its capacity to a third-party following a positive final investment decision ("FID").
Following the finalization of the commercial tolling agreements and in order to maintain schedule, Cedar LNG issued a notice to proceed to Samsung Heavy Industries and Black & Veatch to continue the engineering, procurement and construction for the design, fabrication and delivery of the floating LNG production unit. Cedar LNG has obtained a detailed Class III level capital cost estimate of approximately U.S. $3.4 billion (gross), including U.S. $2.3 billion (gross), or approximately 70 percent, for the floating LNG production unit, which is being constructed under a fixed-price, lump-sum agreement, and U.S. $1.1 billion (gross) related to onshore infrastructure, owner's costs, commissioning and start-up costs, financial assurances during construction, and other costs. The total Cedar LNG Project cost, including approximately U.S.$600 million (gross) of interest during construction and transaction costs, is expected to be approximately U.S. $4.0 billion (gross).
Significant milestones have been completed to date and Cedar LNG is continuing to progress towards a FID by June 2024, with an anticipated in-service date in late 2028.

Pembina Pipeline Corporation First Quarter 2024 13

Alberta Carbon Grid
Pembina and TC Energy Corporation ("TC Energy") have formed a partnership to develop the Alberta Carbon Grid ("ACG"), a carbon transportation and sequestration platform that is intended to enable Alberta-based industries to effectively manage their GHG emissions, contribute positively to Alberta's lower-carbon economy, and create sustainable long-term value for Pembina and TC Energy stakeholders. ACG is developing the Industrial Heartland project, which will have the potential to transport and store up to ten million tonnes of carbon dioxide annually. ACG completed the appraisal well drilling, logging and testing in December 2023. Preliminary data was consistent with ACG's storage capacity expectations and further work is underway to confirm the initial results. Throughout 2024, ACG will continue to progress commercial conversations, refine the project scope, and advance project engineering, including facility design and work on the pipeline routing.
(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2023 filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
14 Pembina Pipeline Corporation First Quarter 2024

Corporate and Income Tax
Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions)	2024	2023	Change
Revenue	12	11	1
General and administrative(1)	80	68	12
Other expense(1)	2	(1)	3
Net finance costs(1)	98	101	(3)
Earnings (loss)(1)	(167)	(156)	(11)
Adjusted EBITDA(2)	(53)	(45)	(8)
Income tax expense	91	106	(15)

Change in Results
Revenue	Consistent with prior period. Relates primarily to fixed fee income related to shared service agreements with joint ventures.
General and administrative(1)	Increase largely due to higher information technology-related maintenance costs and higher salaries and wages, partially offset by lower incentives costs.
Earnings (loss)(1)	Decrease largely due to higher general & administrative costs, discussed above.
Adjusted EBITDA(2)	Decrease largely due to the same items impacting earnings, discussed above.
Income tax expense
Decrease largely driven by an adjustment in the tax basis of an investment in partnership, which resulted in a lower effective tax rate of 17 percent in the first quarter of 2024 compared to 22 percent in the first quarter of 2023, partially offset by higher earnings.

(1)    Includes inter-segment eliminations.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
Pembina Pipeline Corporation First Quarter 2024 15

4. LIQUIDITY & CAPITAL RESOURCES
Available Sources of Liquidity

($ millions)	March 31, 2024	December 31, 2023
Working capital(1)	97	(588)
Variable rate debt
Senior unsecured credit facilities(2)	339	778
Interest rate swapped debt	(39)	(31)
Total variable rate loans and borrowings outstanding (weighted average interest rate of 5.5% (2023: 6.3%))	300	747
Fixed rate debt
Senior unsecured medium-term notes	10,250	9,100
Interest rate swapped debt	39	31
Total fixed rate loans and borrowings outstanding (weighted average interest rate of 4.3% (2023: 4.0%))	10,289	9,131
Total loans and borrowings outstanding	10,589	9,878
Cash and unutilized debt facilities	4,254	2,240
Subordinated hybrid notes (weighted average interest rate of 4.8% (2023: 4.8%))	600	600
(1)    Current assets of $3.0 billion (December 31, 2023: $2.6 billion) less current liabilities of $3.0 billion (December 31, 2023: $3.2 billion). As at March 31, 2024, working capital included $550 million (December 31, 2023: $650 million) associated with the current portion of long-term debt.
(2)    Includes U.S. $250 million variable rate debt outstanding at March 31, 2024 (December 31, 2023: U.S. $250 million), with the full notional amount hedged using an interest rate swap at 1.47 percent.
Pembina currently anticipates that its cash flow from operating activities, the majority of which is derived from fee-based contracts, will be more than sufficient to meet its operating obligations, to fund its dividends and to fund its capital expenditures in the short term and long term. Pembina expects to source funds required for debt maturities from cash, its credit facilities and by accessing the capital markets, as required. Based on its successful access to financing in the capital markets over the past several years, Pembina expects to continue to have access to additional funds as required. Refer to "Risk Factors – General Risk Factors – Additional Financing and Capital Resources" in Pembina's MD&A for the year ended December 31, 2023 and Note 23 to the Consolidated Financial Statements for more information. Management continues to monitor Pembina's liquidity and remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.
Management may adjust Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate debt terms, repay existing debt, seek new borrowings, issue additional equity or hybrid securities and/or repurchase or redeem additional common or preferred shares.
As at March 31, 2024, Pembina's credit facilities consisted of: an unsecured $1.5 billion (December 31, 2023: $1.5 billion) revolving credit facility, which includes a $750 million (December 31, 2023: $750 million) accordion feature, which provides Pembina with the ability to increase the credit facility subject to lender approval, and matures in June 2028 (the "Revolving Facility"); an unsecured $1.0 billion (December 31, 2023: $1.0 billion) sustainability linked revolving credit facility, which matures in June 2027 (the "SLL Credit Facility"); an unsecured U.S. $250 million (December 31, 2023: U.S. $250 million) non-revolving term loan, which matures in May 2025; and an operating facility of $50 million (December 31, 2023: $50 million), which matures in June 2024 and is typically renewed on an annual basis (collectively, the "Credit Facilities"). There are no mandatory principal repayments due over the term of the Credit Facilities. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under the indenture governing its medium-term notes and the agreements governing its Credit Facilities, including a requirement to maintain certain financial ratios. See "Liquidity & Capital Resources – Covenants" below for more information.
16 Pembina Pipeline Corporation First Quarter 2024

The SLL Credit Facility contains pricing adjustments that reduce or increase borrowing costs based on Pembina's performance relative to a GHG emissions intensity reduction performance target. Previously, Pembina announced its commitment to reduce its GHG emissions intensity by 30 percent by 2030, relative to baseline 2019 levels. The specific terms of the SLL Credit Facility include annual intermediate targets that align with Pembina's trajectory towards its 2030 target.
Pembina is also subject to customary restrictions on its operations and activities under the indenture governing its medium-term notes and the agreements governing its Credit Facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.
With the exception of the sustainability-linked adjustments to borrowing costs, the terms and conditions of the SLL Credit Facility and the Revolving Facility, including financial covenants, are substantially similar to each other.
Financing Activity
On January 12, 2024, Pembina closed the MTN Offering of $1.8 billion aggregate principal amount of senior unsecured medium-term notes. The MTN Offering was conducted in three tranches, consisting of the issuance of $600 million aggregate principal amount of senior unsecured medium-term notes, series 20 ("Series 20 notes"), having a fixed coupon of 5.02 percent per annum, payable semi-annually and maturing on January 12, 2032; $600 million aggregate principal amount of senior unsecured medium-term notes, series 21 ("Series 21 notes"), having a fixed coupon of 5.21 percent per annum, payable semi-annually and maturing on January 12, 2034; and $600 million aggregate principal amount of senior unsecured medium-term notes, series 22 ("Series 22 notes"), having a fixed coupon of 5.67 percent per annum, payable semi-annually and maturing on January 12, 2054. Pembina used a portion of the net proceeds of the MTN Offering to repay indebtedness of the Company under the Revolving Facility and for general corporate purposes. Pembina used the remaining net proceeds of the MTN Offering to fund a portion of the purchase price for the Alliance/Aux Sable Acquisition. Refer to the "Alliance/Aux Sable Acquisition" section of this MD&A for additional information.
Prior to the closing of the Alliance/Aux Sable Acquisition on April 1, 2024, Pembina had obligations to redeem the Series 20 and Series 21 notes if certain conditions were not met. These included the Alliance/Aux Sable Acquisition not closing by October 1, 2024, or Pembina deciding not to proceed. These covenants are no longer applicable as the terms have been fulfilled.
On January 22, 2024, Pembina's $650 million aggregate principal amount of senior unsecured medium-term notes, series 8, matured and were fully repaid.
Subsequent to the end of the first quarter, on April 18, 2024, Pembina completed an extension on its $1.5 billion Revolving Facility, which now matures on June 1, 2029, and an extension on its $50 million operating facility, which now matures on June 1, 2025.
Covenants
Pembina is subject to certain financial covenants under the indentures governing its medium-term notes and the agreements governing the Credit Facilities, as described below. As at March 31, 2024, Pembina was in compliance with those covenants (December 31, 2023: in compliance).

Debt	Financial Covenant(1)	Ratio	Ratio as at March 31, 2024
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70(2)	0.39
Senior unsecured credit facilities	Debt to Capital	Maximum 0.70(3)	0.35
(1)    Terms as defined in relevant agreements.
(2)    Covenant must be met at the reporting date and filed within 90 days after the end of each fiscal year and within 10 business days after filing of the Consolidated Financial Statements.
(3)    Covenant must be met at the reporting date and filed within 120 days after the end of each fiscal year and 60 days after each quarter.

Pembina Pipeline Corporation First Quarter 2024 17

Credit Risk
Pembina continues to actively monitor and reassess the creditworthiness of its counterparties. The majority of Pembina's credit exposure is to investment grade counterparties. Pembina assesses all high exposure counterparties during the on-boarding process and actively monitors credit limits and exposure across the business. Pembina may reduce or mitigate its exposure to certain counterparties where it is deemed warranted and permitted under contractual terms. Where warranted, financial assurances may be sought from counterparties to mitigate and reduce risk, and such assurances may include guarantees, letters of credit and cash collateral. Letters of credit totaling $123 million (December 31, 2023: $124 million) were held as at March 31, 2024, primarily in respect of customer trade receivables.
Credit Ratings
The following information with respect to Pembina's credit ratings is provided as such information relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings of Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings and the associated costs may affect Pembina's ability to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of the credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities, nor do the credit rating agencies comment on the market price or suitability for a particular investor. Any credit rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
DBRS Limited ("DBRS") rates Pembina's senior unsecured medium-term notes 'BBB (high)'. DBRS has also assigned a debt rating of 'BBB (low)' to Pembina's Fixed-To-Fixed Rate Subordinated Notes, Series 1 (the "Series 1 Subordinated Notes") and a rating of 'Pfd-3 (high)' for each issued series of Pembina's Class A Preferred Shares, other than the Class A Preferred Shares, Series 2021-A (the "Series 2021-A Class A Preferred Shares"), which are deliverable to the holders of the Series 1 Subordinated Notes following the occurrence of certain bankruptcy or insolvency events in respect of Pembina.
The long-term corporate credit rating assigned by S&P Global Ratings ("S&P") on Pembina is 'BBB'. S&P has also assigned a debt rating of 'BBB' to Pembina's senior unsecured medium-term notes, a debt rating of 'BB+' to the Series 1 Subordinated Notes, and a rating of 'P-3 (High)' to each issued series of Pembina's Class A Preferred Shares, other than the Series 2021-A Class A Preferred Shares.
Refer to "Description of the Capital Structure of Pembina – Credit Ratings" in the AIF for the year ended December 31, 2023 for further information.
18 Pembina Pipeline Corporation First Quarter 2024

Commitments and Off-Balance Sheet Arrangements
Commitments
Pembina had the following contractual obligations outstanding as at March 31, 2024:

Contractual Obligations(1)	Payments Due By Period
($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Leases(2)	863	106	187	163	407
Long-term debt(3)	18,105	1,138	2,138	2,026	12,803
Construction commitments(4)	634	505	129	—	—
Other commitments related to lease contracts(5)	441	42	81	77	241
Transportation and processing(6)	167	39	91	30	7
Funding commitments(7)	71	43	18	10	—
Software, cloud computing and other	24	10	10	3	1
Total contractual obligations	20,305	1,883	2,654	2,309	13,459
(1)Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to eight years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 16 and 196 mbpd of NGL each year up to and including 2031. Power purchase agreements range from one to 24 years and involve the purchase of power from electrical service providers. Pembina has secured up to 78 megawatts per day each year up to and including 2047.
(2)Includes terminals, rail, office space, land and vehicle leases.
(3)Includes loans and borrowings, subordinated hybrid notes and interest payments on Pembina's senior unsecured medium-term notes. Excludes deferred financing costs.
(4)Excludes significant projects that are awaiting regulatory approval, projects which Pembina is not committed to construct, and projects that are executed by equity accounted investees.
(5)Relates to expected variable lease payments excluded from the measurements of the lease liability and payments related to non-lease components in lessee lease contracts.
(6)Take-or-pay payments for minimum volumes to be transported or processed, including $7 million of contract transportation on the Alliance Pipeline.
(7)Pembina has committed to fund the construction of an asset that will connect Pembina's assets into a third-party pipeline. Additionally, Pembina has executed contracts where it may fund incremental spending for the development of Cedar LNG.
Contingencies
Pembina, including its subsidiaries and its investments in equity accounted investees, are subject to various legal and regulatory and tax proceedings, actions and audits arising in the normal course of business. Pembina represents its interests vigorously in all proceedings in which it is involved. Legal and administrative proceedings involving possible losses are inherently complex, and the company applies significant judgment in estimating probable outcomes. As of March 31, 2024, there are no significant claims filed against Pembina.
Off-Balance Sheet Arrangements
As at March 31, 2024, Pembina does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on Pembina's financial condition, results of operations, liquidity or capital expenditures.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had, and are not expected to have, a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at March 31, 2024, Pembina had $233 million (December 31, 2023: $201 million) in letters of credit issued.
Pembina Pipeline Corporation First Quarter 2024 19

5. SHARE CAPITAL
Common Shares
On March 7, 2023, the Toronto Stock Exchange ("TSX") accepted the renewal of Pembina's normal course issuer bid (the "NCIB") that allowed the Company to repurchase, at its discretion, up to five percent of the Company's outstanding common shares (representing approximately 27.5 million common shares) through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. The NCIB commenced on March 10, 2023 and expired on March 9, 2024. No common shares were purchased by Pembina during the first quarter of 2024 prior to the expiration of the NCIB.
Common Share Dividends
Common share dividends are payable if, as and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of Pembina's Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determination.
Preferred Shares
On February 15, 2024, Pembina announced that none of the six million Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 3 ("Series 3 Class A Preferred Shares") outstanding were converted into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 4. The annual dividend rate for the Series 3 Class A Preferred Shares for the five-year period from and including March 1, 2024 to, but excluding March 1, 2029, will be 6.019 percent.
On March 18, 2024, Pembina announced that none of the six million Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 17 ("Series 17 Class A Preferred Shares") outstanding were converted into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 18. The annual dividend rate for the Series 17 Class A Preferred Shares for the five-year period from and including March 31, 2024 to, but excluding March 31, 2029, will be 6.605 percent.
Preferred Share Dividends
Other than in respect of the Series 2021-A Class A Preferred Shares, the holders of Pembina's Class A Preferred Shares are entitled to receive fixed or floating cumulative dividends, as applicable. Dividends on the Series 1, 3, 5, 7, 9, 21 and 22 Class A Preferred Shares are payable quarterly on the first day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 15, 17 and 19 Class A Preferred Shares are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 25 Class A Preferred Shares are payable on the 15th day of February, May, August and November in each year, if, as and when declared by the Board of Directors of Pembina.
Dividends are not payable on the Series 2021-A Class A Preferred Shares, nor shall any dividends accumulate or accrue, prior to delivery of Series 2021-A Class A Preferred Shares to the holders of the Series 1 Subordinated Notes following the occurrence of certain bankruptcy or insolvency events in respect of Pembina. Thereafter, dividends on the Series 2021-A Class A Preferred Shares are payable on the 25th day of January and July in each year, if, as and when declared by the Board of Directors.
20 Pembina Pipeline Corporation First Quarter 2024

Subscription Receipts
In connection with the Alliance/Aux Sable Acquisition, on December 19, 2023, Pembina closed its Subscription Receipt Offering of 29.9 million subscription receipts (including 3.9 million subscription receipts issued pursuant to the exercise in full by the underwriters for the offering of the over-allotment option granted to them by Pembina) at a price of $42.85 per subscription receipt for total gross proceeds of $1.3 billion.
Pursuant to the terms of the subscription receipts, on March 28, 2024, a payment of $0.6675 per subscription receipt (a "Dividend Equivalent Payment") was made to the holders of subscription receipts of record as of March 15, 2024. The amount of the Dividend Equivalent Payment was equivalent to the dividend paid per common share on the same date to the holders of common shares.
After accounting for the Dividend Equivalent Payment, the underwriter fees, other expenses, and interest income related to the Subscription Receipt Offering, net proceeds were $1.2 billion which is included in cash and cash equivalents in the condensed consolidated interim statement of financial position. The net proceeds of the subscription receipt offering were received by Pembina on March 27, 2024 and were used to fund a portion of the purchase price of the Alliance/Aux Sable Acquisition which closed on April 1, 2024. Concurrent with the closing of the Alliance/Aux Sable Acquisition, each holder of subscription receipts received, automatically and without additional consideration or further action on the part of the holder, one common share of the Company.
Outstanding Share Data

Issued and outstanding (thousands)(1)	May 3, 2024
Common shares	579,528
Stock options(2)	9,307
Series 1 Class A Preferred Shares	10,000
Series 3 Class A Preferred Shares	6,000
Series 5 Class A Preferred Shares	10,000
Series 7 Class A Preferred Shares	10,000
Series 9 Class A Preferred Shares	9,000
Series 15 Class A Preferred Shares	8,000
Series 17 Class A Preferred Shares	6,000
Series 19 Class A Preferred Shares	8,000
Series 21 Class A Preferred Shares	14,972
Series 22 Class A Preferred Shares	1,028
Series 25 Class A Preferred Shares	10,000
(1)    Pembina issued 600,000 Series 2021-A Class A Preferred Shares to the Computershare Trust Company of Canada, to be held in trust to satisfy its obligations under the indenture governing the Series 1 Subordinated Notes, in connection with the issuance of the Series 1 Subordinated Notes.
(2)    Balance includes 7.5 million exercisable stock options.
Pembina Pipeline Corporation First Quarter 2024 21

6. CAPITAL EXPENDITURES

	3 Months Ended March 31
($ millions)	2024	2023
Pipelines	141	106
Facilities	32	20
Marketing & New Ventures	3	3
Corporate and other projects	10	8
Total capital expenditures(1)	186	137
(1)    Includes $15 million for the three months ended March 31, 2024 (2023: $17 million) related to non-recoverable sustainment activities.
In both the first quarter of 2024 and 2023, Pipelines capital expenditures continued to be largely related to Pembina's Peace Pipeline system expansion projects and the NEBC MPS Expansion. Facilities capital expenditures in the first quarter of 2024 and 2023 primarily related to Redwater expansion projects. In the first quarter of 2024 and 2023, there were no significant projects for Marketing & New Ventures capital expenditures. Corporate capital expenditures in the first quarter of 2024 and 2023 related mainly to information technology infrastructure and systems development.
Future capital expenditures for the remaining months of 2024 are estimated to be between $555 million and $615 million and are primarily related to the construction of Phase VIII Peace Pipeline expansion, RFS IV, the K3 Cogeneration Facility, the Wapiti Expansion, the NEBC MPS Expansion, and investments in smaller growth projects, including various laterals and terminals, and spending on projects previously placed into service. Of the total future capital expenditure, between $70 million and $80 million is designated for non-recoverable sustaining capital to ensure safe and reliable operations.
For contributions to equity accounted investees, refer to the "Segment Results - Equity Accounted Investees Overview by Division" section of this MD&A.
22 Pembina Pipeline Corporation First Quarter 2024

7. SELECTED QUARTERLY INFORMATION
Selected Quarterly Operating Information

(mboe/d)	2024	2023				2022
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Volumes(1)(2)
Pipelines – transportation volumes
Conventional Pipelines	1,007	1,054	1,034	881	900	1,024	977	937
Transmission Pipelines	588	590	582	580	594	593	577	564
Oil Sands and Heavy Oil Pipelines	1,003	1,008	979	977	973	976	977	975
Facilities – processing and fractionation volumes
Gas Services	612	602	605	564	563	588	686	664
NGL Services	193	199	198	185	158	211	207	204
Total revenue volumes	3,403	3,453	3,398	3,187	3,188	3,392	3,424	3,344
Marketing & New Ventures – sales volumes
Marketed crude	80	82	89	98	73	96	80	113
Marketed NGL	215	217	166	163	194	193	184	176
(1)    Volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition. Volumes do not include Empress processing capacity.Volumes for Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed crude and NGL volumes and are excluded from total volumes to avoid double counting.
(2)    Includes Pembina's proportionate share of volumes from equity accounted investees.
Take-or-pay Contract Liabilities

($ millions)	2024	2023				2022
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Opening balance	1	22	40	26	3	15	27	25
Revenue deferred	55	62	65	51	49	48	55	51
Revenue recognized	(49)	(83)	(83)	(37)	(26)	(60)	(68)	(46)
Transfers to liabilities related to assets held for sale	—	—	—	—	—	—	3	(3)
Disposition	—	—	—	—	—	—	(2)	—
Ending take-or-pay contract liability balance	7	1	22	40	26	3	15	27
Pembina Pipeline Corporation First Quarter 2024 23

Quarterly Financial Information

($ millions, except where noted)	2024	2023(2)				2022(2)
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	1,540	1,836	1,455	1,422	1,618	1,771	1,883	1,860
Net revenue(1)	912	1,142	989	906	936	994	1,113	1,036
Operating expenses	189	217	219	189	200	240	225	211
Share of profit from equity accounted investees	151	94	43	97	82	79	123	74
Gross profit	730	850	659	659	672	681	874	711
Adjusted EBITDA(1)	1,044	1,033	1,021	823	947	925	967	849
Earnings	438	698	346	363	369	243	1,829	418
Earnings per common share – basic (dollars)	0.74	1.21	0.58	0.60	0.61	0.39	3.24	0.70
Earnings per common share – diluted (dollars)	0.73	1.21	0.57	0.60	0.61	0.39	3.23	0.69
Cash flow from operating activities	436	880	644	653	458	947	723	604
Cash flow from operating activities per common share – basic (dollars)	0.79	1.60	1.17	1.19	0.83	1.72	1.30	1.09
Adjusted cash flow from operating activities(1)	782	747	659	606	634	690	588	683
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.42	1.36	1.20	1.10	1.15	1.25	1.07	1.23
Common shares outstanding (millions):
Weighted average – basic	549	549	549	550	550	551	554	554
Weighted average – diluted	550	550	550	551	551	553	556	557
End of period	549	549	549	549	550	550	552	555
Common share dividends declared	367	367	366	367	359	359	354	349
Dividends per common share	0.67	0.67	0.67	0.67	0.65	0.65	0.64	0.63
Preferred share dividends declared	31	30	31	31	28	32	31	32
Capital expenditures	186	177	169	123	137	143	131	152
Contributions to equity accounted investees	103	202	20	11	38	46	24	6
Distributions from equity accounted investees	239	227	202	191	199	235	138	145
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(2)    Comparative 2023 and 2022 periods have been adjusted. See "Accounting Policies & Estimates - Change in Accounting Policies" and Note 2 to the Interim Financial Statements.
During the periods highlighted in the table above, there were new large-scale growth projects across Pembina's business being placed into service. The Company's financial and operating results have also been impacted by the volatility of commodity market prices, fluctuations in foreign exchange rates, and inflation. In addition to these factors, several other notable elements have impacted Pembina's financial and operating results during the specified periods above, including:
•the completion of the PGI Transaction, which resulted in a gain recognized by Pembina of $1.1 billion in the third quarter of 2022 and other impacts to Pembina's earnings;
•the Northern Pipeline system outage in the first and second quarter of 2023 and the wildfires in Alberta and British Columbia in the second quarter of 2023, collectively resulted in a total impact on earnings of $95 million in 2023;
•contributions made by Pembina of $145 million to Aux Sable in the fourth quarter of 2023, representing Pembina's proportionate share of a claim filed by a counterparty to an NGL supply agreement with Aux Sable which was settled and discontinued in the fourth quarter of 2023; and
•the impairment reversal of $231 million recognized in the fourth quarter 2023 in the Pipelines Division related to successful contract negotiations on the Nipisi Pipeline and the pipeline being put back into service in October 2023.
24 Pembina Pipeline Corporation First Quarter 2024

Selected Quarterly Market Pricing

	2024	2023				2022
($ average)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
WTI (USD/bbl)	76.96	78.32	82.26	73.78	76.13	82.64	91.56	108.41
FX (USD/CAD)	1.35	1.36	1.34	1.34	1.35	1.36	1.31	1.28
AECO Natural Gas (CAD/GJ)	1.94	2.52	2.26	2.22	4.12	5.29	5.50	5.95
Station 2 Natural Gas (CAD/GJ)	2.45	1.95	2.08	1.79	2.74	3.06	2.94	6.45
Chicago Citygate Natural Gas (USD/mmbtu)	2.49	2.63	2.31	1.99	4.32	5.86	7.86	6.97
Mt Belvieu Propane (USD/gal)	0.84	0.67	0.69	0.68	0.82	0.80	1.08	1.25
Alberta Power Pool (CAD/MWh)	98.89	81.74	151.18	159.87	141.42	213.64	221.90	122.49
Pembina 20-day volume-weighted average share price	47.54	45.13	41.43	41.57	43.63	46.26	44.99	47.97

Pembina Pipeline Corporation First Quarter 2024 25

8. SELECTED EQUITY ACCOUNTED INVESTEE INFORMATION
Loans and Borrowings of Equity Accounted Investees
Under equity accounting, the assets and liabilities of an investment are reported as a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". To assist readers' understanding and to evaluate the capitalization of Pembina's investments, loans and borrowings associated with investments in equity accounted investees are presented below based on Pembina's proportionate ownership in such investments, as at March 31, 2024. The loans and borrowings are presented and classified by the division in which the results for the investment are reported. Please refer to the "Abbreviations" section for a summary of Pembina's investments in equity accounted investees and the division in which their results are reported.

($ millions)(1)	March 31, 2024	December 31, 2023
Pipelines	347	344
Facilities	2,494	2,461
Total	2,841	2,805
(1)    Balances reflect Pembina's ownership percentage of the outstanding balance face value.
Financing Activities for Equity Accounted Investees
Cedar LNG
During the first quarter of 2024, Cedar LNG signed two commercial offtake agreements, one with ARC Resources Ltd. and the second with Pembina, both with the same terms and conditions. Pembina plans to reassign its capacity prior to in-service date. Cedar LNG also issued a notice to proceed under its engineering, procurement and construction contract, with a FID expected in June 2024.
Pembina entered into an additional pre-FID funding agreement with its partner in the first quarter of 2024. As Cedar LNG achieves key milestones and additional pre-FID funding is required, Pembina may fund incremental spending on behalf of both partners under the terms of the new agreement, and in return will receive a loan receivable from its partner for the partner's share of funding. The loan receivable matures 30 days after positive FID, with interest accruing at a market rate of interest. If the partner defaults on payments, Cedar LNG will redirect the partner's share of distributions directly to Pembina.
During the first quarter of 2024, Pembina contributed $186 million into Cedar LNG for pre-FID spending, $97 million of which has been recorded as part of Pembina's equity accounted investment and $89 million as a loan receivable from its partner, pursuant to the new funding agreement. The loan is carried at fair value through profit or loss and is included in trade receivables and other.
As at March 31, 2024, Pembina has provided insurance contracts in support of the Cedar LNG Project with an aggregate maximum exposure of $278 million, with net additions of $117 million provided during the first quarter of 2024. A net recovery of $11 million which was attributed to a change in Pembina's risk assessment over these insurance contracts was recorded in earnings for the first quarter of 2024.
26 Pembina Pipeline Corporation First Quarter 2024

Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on annual budgets approved by the joint venture partners and contractual agreements.
Pembina has also executed contracts where it may fund commitments to Cedar LNG for pre-FID costs of up to an additional $399 million.
Credit Risk for Equity Accounted Investees
At March 31, 2024, Pembina's various equity accounted investees held letters of credit totaling $54 million (December 31, 2023: $62 million) primarily in respect of customer trade receivables.
Pembina Pipeline Corporation First Quarter 2024 27

9. RELATED PARTY TRANSACTIONS
Pembina enters into transactions with related parties in the normal course of business and all transactions are measured at their exchange amount, unless otherwise noted. Pembina provides management and operational oversight services, on a fixed fee and cost recovery basis, to certain equity accounted investees. Pembina also contracts for services and capacity from certain of its equity accounted investees, advances funds to support operations and provides letters of credit, including financial guarantees.
A summary of the significant related party transactions and balances are as follows:

	3 Months Ended March 31
($ millions)	2024	2023
Services provided(1)
PGI	73	63
Aux Sable	32	30
Alliance	4	5
Cedar LNG	3	3
Other(2)	1	—
Total services provided	113	101
Services received
PGI	2	7
Alliance	3	3
Total services received	5	10

As at ($ millions)	March 31, 2024	December 31, 2023
Trade receivables and other(3)	31	36
Trade payables and other	1	1
(1)    Services provided by Pembina include payments made by Pembina on behalf of related parties.
(2) Other includes transactions with Grand Valley and ACG.
(3)    As at March 31, 2024, trade receivables and other includes $28 million due from PGI (December 31, 2023: $33 million).

28 Pembina Pipeline Corporation First Quarter 2024

10. ACCOUNTING POLICIES & ESTIMATES
Changes in Accounting Policies
Voluntary change in accounting policies
Physical derivative instruments include purchases and sales of commodities (crude, natural gas liquids, natural gas, and others), which are physically settled by receipt or delivery of the commodity. Unrealized gains and losses and the settlement of physical derivative instruments, including any realized gains and losses, have historically been recorded as revenue from contracts with customers and cost of sales for sales and purchases, respectively.
Commodity-related financial derivative instruments include purchases and sales of commodities executed for risk management purposes that are net settled in cash, with no receipt or delivery of the underlying commodity. Unrealized gains and losses and the settlement of commodity-related financial 'sale' and 'purchase' derivative instruments, including any realized gains and losses, have historically been recorded net as 'Loss (gain) on commodity-related derivative financial instruments', which has been presented separately from the Company's revenue-generating activities.
Foreign exchange and interest rate risk management activities give rise to financial derivative contracts. Unrealized gains and losses and the settlement of other financial derivative instruments, including any realized gains and losses, have historically been recorded as 'Net finance costs'. Consequently, all other non-commodity related financial derivative contracts have been recorded and presented on a net basis in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income.
With respect to the related accounting policies above, Pembina has made the following voluntary changes retrospectively: (a) all unrealized and realized gains and losses and the settlement of physical derivative instruments and commodity-related financial derivative instruments recorded at fair value (purchases and sales) will be recorded on a net basis in revenue as 'Revenue from risk management and physical derivative contracts'; and (b) all unrealized and realized gains and losses and the settlement of foreign exchange-related financial derivative instruments that are executed to economically hedge foreign exchange risk on commodity-related contracts will be recorded on a net basis in revenue as 'Revenue from risk management and physical derivative contracts'. These voluntary changes in accounting policies were made for the following reasons in aid of providing more reliable and relevant information: (a) to improve consistency with peer and industry financial reporting and practices; (b) to better align the related financial reporting with the Company's business model; and, (c) to provide a more suitable illustration of the Company's use of derivative instruments for the purpose of asset optimization, risk management, and servicing customer needs.
The Interim Financial Statements have been adjusted to reflect adjustments made as a result of these voluntary changes in accounting policies. There is no impact to the Condensed Consolidated Interim Statements of Financial Position, Changes in Equity and Cash Flows for the current or any historic reporting period. The following table presents the impacts of the voluntary changes in accounting policies on the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income for each of the line items affected:
Reconciliation of the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income

3 Months Ended March 31, 2023 ($ millions)	Previously reported	Policy change	Adjusted
Revenue	2,297	(679)	1,618
Cost of sales	1,697	(669)	1,028
Loss (gain) on commodity-related derivative financial instruments	10	(10)	—
Gross profit	672	—	672
Earnings before income tax	475	—	475

Pembina Pipeline Corporation First Quarter 2024 29

Critical Accounting Judgments & Estimates
Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Note 2 of the Consolidated Financial Statements. The preparation of consolidated financial statements in conformity with IFRS requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three months ended March 31, 2024.
30 Pembina Pipeline Corporation First Quarter 2024

11. NON-GAAP & OTHER FINANCIAL MEASURES
Throughout this MD&A, Pembina has disclosed certain financial measures that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. These non-GAAP financial measures and non-GAAP ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this MD&A, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, earnings before interest, taxes, depreciation, and amortization ("adjusted EBITDA"), adjusted EBITDA per common share, adjusted EBITDA from equity accounted investees, adjusted cash flow from operating activities and adjusted cash flow from operating activities per common share.
Non-GAAP financial measures and non-GAAP ratios disclosed in this MD&A do not have any standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other issuers. The financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings, share of profit from equity accounted investees and cash flow from operating activities.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this MD&A, together with, as applicable, disclosure of: the most directly comparable financial measure that is specified, defined and determined in accordance with GAAP to which each non-GAAP financial measure relates; a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure; the composition of each non-GAAP financial measure and non-GAAP ratio; an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; and an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed.
Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results in Marketing & New Ventures and Facilities, to aggregate revenue generated by each of the Company's divisions and to set comparable objectives. The most directly comparable financial measure to net revenue that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures(1)		Corporate & Inter-segment Eliminations		Total(1)
($ millions)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Revenue	688	628	231	208	800	879	(179)	(97)	1,540	1,618
Cost of goods sold	11	—	—	—	751	740	(134)	(58)	628	682
Net revenue	677	628	231	208	49	139	(45)	(39)	912	936
(1)    Comparative 2023 period has been adjusted. See "Accounting Policies & Estimates - Change in Accounting Policies" and Note 2 to the Interim Financial Statements.

Pembina Pipeline Corporation First Quarter 2024 31

Adjusted EBITDA and Adjusted EBITDA per Common Share
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses from derivative instruments. The exclusion of unrealized gains or losses from derivative instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.
Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of Pembina's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Management also believes that adjusted EBITDA provides an indicator of operating income generated from capital expenditures, which includes operational finance income and gains from lessor lease arrangements. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing Pembina, including calculating financial and leverage ratios. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance. The most directly comparable financial measure to adjusted EBITDA that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is earnings.
Adjusted EBITDA per common share is a non-GAAP ratio which is calculated by dividing adjusted EBITDA by the weighted average number of common shares outstanding.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Earnings (loss)	455	376	177	135	64	120	(167)	(156)	438	369
Income tax expense	—	—	—	—	—	—	—	—	91	106
Adjustments to share of profit from equity accounted investees and other	44	44	100	127	7	5	—	—	151	176
Net finance cost	6	7	2	2	2	1	98	101	108	111
Depreciation and amortization	95	99	33	34	15	12	13	10	156	155
Unrealized loss from derivative instruments	—	—	—	—	102	34	—	—	102	34
Gain on disposal of assets and non-cash provisions	(1)	(1)	(2)	—	(2)	(3)	3	—	(2)	(4)
Adjusted EBITDA	599	525	310	298	188	169	(53)	(45)	1,044	947
Adjusted EBITDA per common share – basic (dollars)									1.90	1.72
Adjusted EBITDA from Equity Accounted Investees
In accordance with IFRS, Pembina's joint ventures are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.
32 Pembina Pipeline Corporation First Quarter 2024

To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2024	2023	2024	2023	2024	2023	2024	2023
Share of profit (loss) from equity accounted investees	43	35	75	48	33	(1)	151	82
Adjustments to share of profit from equity accounted investees:
Net finance costs	6	5	27	53	—	—	33	58
Income tax expense	—	1	23	13	—	—	23	14
Depreciation and amortization	38	38	49	55	7	5	94	98
Transaction costs incurred in respect of acquisitions and non-cash provisions	—	—	1	6	—	—	1	6
Total adjustments to share of profit from equity accounted investees	44	44	100	127	7	5	151	176
Adjusted EBITDA from equity accounted investees	87	79	175	175	40	4	302	258
Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payments, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax expense and accrued share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Adjusted cash flow from operating activities per common share is a non-GAAP financial ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.

	3 Months Ended March 31
($ millions, except per share amounts)	2024	2023
Cash flow from operating activities	436	458
Cash flow from operating activities per common share – basic (dollars)	0.79	0.83
Add (deduct):
Change in non-cash operating working capital	188	199
Current tax expense	(76)	(99)
Taxes paid, net of foreign exchange	199	47
Accrued share-based payment expense	(20)	(20)
Share-based compensation payment	86	77
Preferred share dividends paid	(31)	(28)
Adjusted cash flow from operating activities	782	634
Adjusted cash flow from operating activities per common share – basic (dollars)	1.42	1.15

Pembina Pipeline Corporation First Quarter 2024 33

12. OTHER
Risk Management
Pembina's risk management strategies, policies and limits, ensure risks and exposures are aligned to its business strategy and risk tolerance. Pembina's Board of Directors is responsible for providing risk management oversight at Pembina and oversees how management monitors compliance with Pembina's risk management policies and procedures and reviews the adequacy of this risk framework in relation to the risks faced by Pembina.
Pembina has exposure to counterparty credit risk, liquidity risk and market risk. Pembina utilizes derivative instruments to stabilize the results of its business and, as at March 31, 2024, the Company has entered into certain financial derivative contracts in order to manage commodity price, interest rate, cost of power and foreign exchange risk. Pembina has also entered into power purchase agreements to secure cost-competitive renewable energy, fix the price for a portion of the power Pembina consumes, and reduce its emissions.
Financial Instruments
Fair Values
The fair value of financial instruments utilizes a variety of valuation inputs. When measuring fair value, Pembina uses observable market data to the greatest extent possible. Depending on the nature of these valuation inputs, financial instruments are categorized as follows:
a.    Level 1
Level 1 fair values are based on inputs that are unadjusted observable quoted prices from active markets for identical assets or liabilities as at the measurement date.
b.    Level 2
Level 2 fair values are based on inputs, other than quoted market prices included in Level 1, that are either directly or indirectly observable. Level 2 fair value inputs include quoted forward market prices, time value, and broker quotes that are observable for the duration of the financial instrument's contractual term. These inputs are often adjusted for factors specific to the asset or liability, such as, location differentials and credit risk.
Financial instruments that utilize Level 2 fair valuation inputs, include derivatives arising from physical commodity forward contracts, commodity swaps and options, and forward interest rate and foreign-exchange swaps. In addition, Pembina's loans and borrowings utilize Level 2 fair valuation inputs, whereby the valuation technique is based on discounted future interest and principal payments using the current market interest rates of instruments with similar terms.
c.    Level 3
Level 3 fair values utilize inputs that are not based on observable market data. Rather, various valuation techniques are used to develop inputs.
Financial instruments that utilize Level 3 fair valuation inputs include embedded derivative instruments arising from (a) long-term power purchase agreements; (b) the Cedar LNG Project contingent consideration; and, (c) loan receivable from equity investment partner.
The fair value of long-term power purchase agreements is measured using a pricing and cash flow model that accounts for forward power prices, renewable wind power pricing discounts and differentials, and inflationary metrics. The rate used to discount the respective estimated cash flows is a government risk-free interest rate that is adjusted for an appropriate credit spread. The fair valuation of the embedded derivative instruments is judged to be a significant management estimate. These assumptions and inputs are susceptible to change and may differ from actual future developments. This estimation uncertainty could materially impact the quantified fair value; and therefore, the gains and losses on commodity-related derivative financial instruments.
34 Pembina Pipeline Corporation First Quarter 2024

The fair value of the Cedar LNG Project contingent consideration is measured using a cash flow model that accounts for the estimated probability of a positive FID outcome. The fair value of the loan receivable is measured using a market equivalent approach, which primarily accounts for (a) the estimated probability of a positive FID outcome; and, (b) a comparable market rate of interest that is calibrated to incorporate a similar counterparty risk profile.
Gains and Losses from Derivative Instruments

	3 Months Ended March 31
($ millions)	2024	2023
Derivative instruments held at fair value through earnings
Realized (gain) loss
Commodity-related gain recorded in revenue from risk management and physical derivative contracts(1)	(45)	(78)
Foreign exchange loss (gain) recorded in net finance costs	3	(11)
Unrealized loss
Commodity-related loss recorded in revenue from risk management and physical derivative contracts(1)	102	34
Foreign exchange loss recorded in net finance costs	—	9
Derivative instruments in hedging relationships
Interest rate (gain) loss recorded in other comprehensive income(2)	(2)	5
(1)    Comparative 2023 period has been adjusted. See "Accounting Policies & Estimates - Change in Accounting Policies" and Note 2 to the Interim Financial Statements.
(2)     Unrealized losses or gains for designated cash flow hedges are recognized in impact of hedging activities in the Consolidated Statements of Earnings and Comprehensive Income, with realized losses or gains being reclassified to net finance costs. At March 31, 2024, the movement in other comprehensive income includes a realized gain of $4 million that was reclassified to net finance costs (2023: $4 million realized gain). No losses or gains have been recognized in net income relating to discontinued cash flow hedges.
Disclosure Controls and Procedures ("DC&P") and Internal Control over Financial Reporting ("ICFR")
Management's Report on Internal Control over Financial Reporting
Pembina's management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings. The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under Canadian securities legislation.
The President and Chief Executive Officer and Senior Vice President and Chief Financial Officer have designed, with the assistance of management, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, that financial reporting is reliable and that financial statements prepared for external purposes are in accordance with IFRS.
Changes in Internal Control Over Financial Reporting
There were no changes in the first quarter of 2024 that had or are likely to have a material impact on Pembina's ICFR.
Pembina Pipeline Corporation First Quarter 2024 35

13. ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:

Other
AECO	Alberta Energy Company benchmark price for natural gas
B.C.	British Columbia
GAAP	Canadian generally accepted accounting principles
IFRS	International Financial Reporting Standards
NGL	Natural gas liquids
LNG	Liquefied natural gas
U.S.	United States
WCSB	Western Canadian Sedimentary Basin
Deep cut	Ethane-plus capacity extraction gas processing capabilities
Shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities
Volumes
Volumes for Pipelines and Facilities are revenue volumes, defined as physical volumes plus volumes from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed crude and NGL volumes. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio, and also include revenue volumes from Pembina's equity accounted investees.

Measurement
bpd	barrels per day
mbbls	thousands of barrels
mbpd	thousands of barrels per day
mmbpd	millions of barrels per day
mmbbls	millions of barrels
mboe/d	thousands of barrels of oil equivalent per day
mmboe/d	millions of barrels of oil equivalent per day
mtpa	million tonnes per annum
MMcf/d	millions of cubic feet per day
bcf/d	billions of cubic feet per day
km	kilometer

Investments in Equity Accounted Investees
Pipelines:
Alliance	50 percent interest in Alliance Pipeline Limited Partnership, Alliance Pipeline L.P., and NRGreen Power Limited Partnership
Grand Valley	75 percent interest in Grand Valley 1 Limited Partnership wind farm
Facilities:
PGI	60 percent interest in Pembina Gas Infrastructure Inc., a premier gas processing entity in western Canada serving customers throughout the Montney and Duvernay trends from central Alberta to northeast British Columbia
Fort Corp	50 percent interest in Fort Saskatchewan Ethylene Storage Limited Partnership and Fort Saskatchewan Ethylene Storage Corporation
Marketing & New Ventures:
Aux Sable
An ownership interest in Aux Sable (approximately 42.7 percent in Aux Sable U.S. and 50 percent in Aux Sable Canada), which includes an NGL fractionation facility and gas processing capacity near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the U.S. and Canada, and transportation contracts on Alliance.

CKPC	50 percent interest in Canada Kuwait Petrochemical Corporation which was dissolved on December 31, 2023, and the PDH/PP Facility which was cancelled in the third quarter of 2022.
Cedar LNG	49.9 percent interest in Cedar LNG Partners LP and the proposed floating LNG facility in Kitimat, British Columbia, Canada
ACG	50 percent interest in Alberta Carbon Grid Heartland Limited Partnership and the proposed Heartland carbon dioxide transportation and sequestration system.
Readers are referred to the AIF for the year ended December 31, 2023 for additional descriptions, which is available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
36 Pembina Pipeline Corporation First Quarter 2024

14. FORWARD-LOOKING STATEMENTS & INFORMATION
In the interest of providing Pembina's security holders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or forward-looking information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal" and similar expressions suggesting future events or future performance.
By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These forward-looking statements speak only as of the date of the MD&A.
In particular, this MD&A contains forward-looking statements pertaining to the following:
•future levels and sustainability of cash dividends that Pembina intends to pay to its shareholders and the dividend payment dates;
•planning, construction, locations, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, contractual arrangements, completion and in-service dates, rights, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance;
•future pipeline, processing, fractionation and storage facility and system operations and throughput levels;
•treatment under existing and proposed governmental regulatory regimes, including taxes, environmental and project assessment laws and regulations;
•Pembina's strategy and the development and expected timing of new business; initiatives and growth opportunities and the impact thereof;
•increased throughput potential, processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;
•expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds at acceptable rates, future contractual obligations, future financing options, availability of capital for capital expenditures, operating obligations, dividends, debt maturities, letters of credit and the use of proceeds from financings;
•Pembina's capital structure, including the sufficiency of the amount of leverage employed therein and future actions that may be taken with respect thereto, including expectations regarding the repurchase or redemption of common shares, repayments of existing debt, new borrowings, equity or hybrid securities issuances and the timing thereof;
•potential actions undertaken by Pembina to mitigate counterparty risk;
•tolls and processing, transportation, fractionation, storage and services commitments and contracts;
•the outcomes and effectiveness of Pembina's DC&P and ICFR;
•operating risks, including the amount of future liabilities related to pipelines spills and other environmental incidents;
•the expected demand for, and prices and inventory levels of, crude oil and other petroleum products, including NGL;
•the development and anticipated benefits of Pembina's new projects and developments, including the Phase VIII Peace Pipeline Expansion, RFS IV, the NEBC MPS Expansion, the Wapiti Expansion, the K3 Cogeneration Facility, the Cedar LNG Project and ACG, including the timing thereof; and
•the impact of current market conditions on Pembina.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:
•oil and gas industry exploration and development activity levels and the geographic region of such activity;
•the success of Pembina's operations;
•prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates;
•the ability of Pembina to maintain current credit ratings;
•the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment of refinancing existing debt as it becomes due;
•future operating costs including geotechnical and integrity costs being consistent with historical costs;
•oil and gas industry compensation levels remaining consistent;
•in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that there are no supply chain disruptions impacting Pembina's ability to obtain required equipment, materials or labour; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to agreements will continue to perform their obligations in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects; current operations or the repayment or refinancing of existing debt as it becomes due;
•prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and
•the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy);
The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:
•the regulatory environment and decisions and Indigenous and landowner consultation requirements;
•the impact of competitive entities and pricing;
•reliance on third parties to successfully operate and maintain certain assets;
•labour and material shortages;
•reliance on key relationships, joint venture partners, and agreements and the outcome of stakeholder engagement;
•the strength and operations of the oil and natural gas production industry and related commodity prices;
•non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;
•actions by joint venture partners or other partners which hold interests in certain of Pembina's assets;
•actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates, changes in regulatory processes or increased environmental regulation;
•fluctuations in operating results;
•adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide, resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels;
•constraints on, or the unavailability of adequate infrastructure;
•the political environment in North America and elsewhere, and public opinion;
•ability to access various sources of debt and equity capital on acceptable terms;
•adverse changes in credit ratings;
•counterparty credit risk;
•technology and security risks, including cyber-security risks;
•natural catastrophes; and
•the other factors discussed under "Risk Factors" in Pembina's MD&A and AIF for the year ended December 31, 2023, which are available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Management approved the 2024 capital expenditure guidance contained herein as of the date of MD&A. The purpose of the 2024 capital expenditure guidance is to assist readers in understanding Pembina's expected future capital expenditures, and this information may not be appropriate for other purposes. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.
Pembina Pipeline Corporation First Quarter 2024 37

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited)

($ millions)	March 31, 2024	December 31, 2023
Assets Current assets
Cash and cash equivalents (Note 7)	1,704	137
Trade receivables and other	1,022	852
Subscription receipts (Note 7)	—	1,256
Inventory	291	333
Derivative financial instruments (Note 12)	31	55
	3,048	2,633
Non-current assets
Property, plant and equipment (Note 4)	15,871	15,798
Intangible assets and goodwill	6,061	6,065
Investments in equity accounted investees (Note 5)	7,069	6,987
Right-of-use assets	527	523
Finance lease receivables	228	230
Deferred tax assets	275	285
Derivative financial instruments (Note 12)	7	25
Other assets	138	72
	30,176	29,985
Total assets	33,224	32,618
Liabilities and equity Current liabilities
Subscription receipts (Note 7)	1,281	1,281
Trade payables and other	917	1,136
Loans and borrowings (Note 6)	550	650
Lease liabilities	81	77
Contract liabilities (Note 9)	46	33
Income tax payable	—	18
Derivative financial instruments (Note 12)	76	26
	2,951	3,221
Non-current liabilities
Loans and borrowings (Note 6)	10,053	9,253
Subordinated hybrid notes (Note 6)	596	596
Lease liabilities	572	567
Decommissioning provision	311	336
Contract liabilities (Note 9)	137	126
Deferred tax liabilities	2,620	2,623
Other liabilities	64	83
	14,353	13,584
Total liabilities	17,304	16,805
Equity
Attributable to shareholders	15,920	15,813
Total equity	15,920	15,813
Total liabilities and equity	33,224	32,618
See accompanying notes to the condensed consolidated interim financial statements
38 Pembina Pipeline Corporation First Quarter 2024

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(unaudited)

	3 Months Ended March 31
($ millions, except per share amounts)	2024	2023(1)
Revenue (Note 9)	1,540	1,618
Cost of sales (Note 3)	961	1,028
Share of profit from equity accounted investees (Note 5)	151	82
Gross profit	730	672
General and administrative	108	92
Other income	(15)	(6)
Results from operating activities	637	586
Net finance costs (Note 10)	108	111
Earnings before income tax	529	475
Current tax expense	76	99
Deferred tax expense	15	7
Income tax expense	91	106
Earnings	438	369
Other comprehensive income (loss), net of tax (Note 11)
Exchange gain (loss) on translation of foreign operations	96	(11)
Impact of hedging activities	(8)	(4)
Other comprehensive income (loss), net of tax	88	(15)
Total comprehensive income attributable to shareholders	526	354
Earnings attributable to common shareholders, net of preferred share dividends	404	338
Earnings per common share – basic (dollars)	0.74	0.61
Earnings per common share – diluted (dollars)	0.73	0.61
Weighted average number of common shares (millions)
Basic	549	550
Diluted	550	551
(1)    Comparative 2023 period has been adjusted. See Note 2 Changes in Accounting Policies.
See accompanying notes to the condensed consolidated interim financial statements
Pembina Pipeline Corporation First Quarter 2024 39

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Attributable to Shareholders of the Company						Total Equity
($ millions)	Common Share Capital	Preferred Share Capital	Deficit	AOCI(1)	Total	Non-Controlling Interest(2)
December 31, 2023	15,765	2,199	(2,372)	221	15,813	—	15,813
Total comprehensive income
Earnings	—	—	438	—	438	—	438
Other comprehensive income (Note 11)	—	—	—	88	88	—	88
Total comprehensive income	—	—	438	88	526	—	526
Transactions with shareholders of the Company (Note 8)
Part VI.1 tax on preferred shares	—	(2)	—	—	(2)	—	(2)
Share-based payment transactions	1	—	—	—	1	—	1
Dividends declared – common	—	—	(367)	—	(367)	—	(367)
Dividends declared – preferred	—	—	(31)	—	(31)	—	(31)
Dividend equivalent payment - subscription receipts (Note 7)	—	—	(20)	—	(20)	—	(20)
Total transactions with shareholders of the Company	1	(2)	(418)	—	(419)	—	(419)
March 31, 2024	15,766	2,197	(2,352)	309	15,920	—	15,920

December 31, 2022	15,793	2,208	(2,613)	341	15,729	60	15,789
Total comprehensive income
Earnings	—	—	369	—	369	—	369
Other comprehensive loss	—	—	—	(15)	(15)	—	(15)
Total comprehensive income (loss)	—	—	369	(15)	354	—	354
Transactions with shareholders of the Company (Note 8)
Part VI.1 tax on preferred shares	—	(2)	—	—	(2)	—	(2)
Share-based payment transactions	2	—	—	—	2	—	2
Dividends declared – common	—	—	(359)	—	(359)	—	(359)
Dividends declared – preferred	—	—	(28)	—	(28)	—	(28)
Total transactions with shareholders of the Company	2	(2)	(387)	—	(387)	—	(387)
March 31, 2023	15,795	2,206	(2,631)	326	15,696	60	15,756
(1)    Accumulated Other Comprehensive Income ("AOCI").
(2)    In the fourth quarter of 2023, Williams Partners Operating, LLC provided notice to Pacific Gas Pipeline, LLC of its intent to withdraw from the Limited Partnership, effective
December 31, 2023. As a result, the balance originally recognized in non-controlling interest was reclassified to owner's equity.
See accompanying notes to the condensed consolidated interim financial statements
40 Pembina Pipeline Corporation First Quarter 2024

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited)

	3 Months Ended March 31
($ millions)	2024	2023
Cash provided by (used in)
Operating activities
Earnings	438	369
Adjustments for items not involving cash:
Share of profit from equity accounted investees	(151)	(82)
Depreciation and amortization	156	155
Unrealized loss from derivative instruments	102	34
Net finance costs	108	111
Share-based compensation expense	20	21
Income tax expense	91	106
Cash items paid or received:
Distributions from equity accounted investees	239	199
Net interest paid	(112)	(126)
Share-based compensation payment	(86)	(77)
Taxes paid	(199)	(47)
Change in non-cash operating working capital	(188)	(199)
Net change in contract liabilities	27	—
Other	(9)	(6)
Cash flow from operating activities	436	458
Financing activities
Net (decrease) increase in bank borrowings	(447)	101
Proceeds from issuance of long-term debt, net of issue costs	1,789	—
Proceeds from subscription receipts (Note 7)	1,228	—
Repayment of long-term debt	(650)	—
Repayment of lease liability	(18)	(20)
Common share dividends paid	(367)	(359)
Preferred share dividends paid	(31)	(28)
Cash flow used in financing activities	1,504	(306)
Investing activities
Capital expenditures	(186)	(137)
Contributions to equity accounted investees	(103)	(38)
Proceeds from sale of assets	3	15
Receipt of finance lease payments	4	4
Interest paid during construction	(6)	(3)
Loan receivable from equity investment partner	(89)	—
Changes in non-cash investing working capital and other	1	7
Cash flow used in investing activities	(376)	(152)
Change in cash and cash equivalents	1,564	—
Effect of movement in exchange rates on cash held	3	(1)
Cash and cash equivalents, beginning of period	151	107
Cash and cash equivalents, end of period	1,718	106
Long-term restricted cash included in other assets	14	13
Short-term cash and cash equivalents, end of period	1,704	93
See accompanying notes to the condensed consolidated interim financial statements
Pembina Pipeline Corporation First Quarter 2024 41

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS
1. REPORTING ENTITY
Pembina Pipeline Corporation ("Pembina" or the "Company") is a Calgary-based, leading transportation and midstream service provider serving North America's energy industry. These condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any investments in associates and joint arrangements as at and for the three months ended March 31, 2024.
Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.
These Interim Financial Statements and the notes hereto have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. The accounting policies applied are in accordance with International Financial Reporting Standards ("IFRS"), other than as described in Note 2, are consistent with the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2023 ("Consolidated Financial Statements"), and should be read in conjunction with those Consolidated Financial Statements. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on May 9, 2024.
Use of Estimates and Judgments
Management is required to make estimates and assumptions and use judgment in the application of accounting policies that could have a significant impact on the amounts recognized in the Interim Financial Statements. Actual results may differ from estimates and those differences may be material. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three months ended March 31, 2024.
2. CHANGES IN ACCOUNTING POLICIES
Amendments to IAS 1 - Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants
The Company adopted Amendments to IAS 1 Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants effective January 1, 2024. The amendments did not have an impact on the Interim Financial Statements, other than additional disclosure related to debt covenants (refer to Note 6 Long-Term Debt - Covenants for further information).
Voluntary change in accounting policies
Physical derivative instruments include purchases and sales of commodities (crude, natural gas liquids, natural gas, and others), which are physically settled by receipt or delivery of the commodity. Unrealized gains and losses and the settlement of physical derivative instruments, including any realized gains and losses, have historically been recorded as revenue from contracts with customers and cost of sales for sales and purchases, respectively.
Commodity-related financial derivative instruments include purchases and sales of commodities executed for risk management purposes that are net settled in cash, with no receipt or delivery of the underlying commodity. Unrealized gains and losses and the settlement of commodity-related financial 'sale' and 'purchase' derivative instruments, including any realized gains and losses, have historically been recorded net as 'Loss (gain) on commodity-related derivative financial instruments', which has been presented separately from the Company's revenue-generating activities.
42 Pembina Pipeline Corporation First Quarter 2024

Foreign exchange and interest rate risk management activities give rise to financial derivative contracts. Unrealized gains and losses and the settlement of other financial derivative instruments, including any realized gains and losses, have historically been recorded as 'Net finance costs'. Consequently, all other non-commodity related financial derivative contracts have been recorded and presented on a net basis in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income.
With respect to the related accounting policies above, Pembina has made the following voluntary changes retrospectively: (a) all unrealized and realized gains and losses and the settlement of physical derivative instruments and commodity-related financial derivative instruments recorded at fair value (purchases and sales) will be recorded on a net basis in revenue as 'Revenue from risk management and physical derivative contracts'; and (b) all unrealized and realized gains and losses and the settlement of foreign exchange-related financial derivative instruments that are executed to economically hedge foreign exchange risk on commodity-related contracts will be recorded on a net basis in revenue as 'Revenue from risk management and physical derivative contracts'. These voluntary changes in accounting policies were made for the following reasons in aid of providing more reliable and relevant information: (a) to improve consistency with peer and industry financial reporting and practices; (b) to better align the related financial reporting with the Company's business model; and, (c) to provide a more suitable illustration of the Company's use of derivative instruments for the purpose of asset optimization, risk management, and servicing customer needs.
The Interim Financial Statements have been adjusted to reflect adjustments made as a result of these voluntary changes in accounting policies. There is no impact to the Condensed Consolidated Interim Statements of Financial Position, Changes in Equity and Cash Flows for the current or any historic reporting period. The following table presents the impacts of the voluntary changes in accounting policies on the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income for each of the line items affected:
Reconciliation of the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income

3 Months Ended March 31, 2023 ($ millions)	Previously reported	Policy change	Adjusted
Revenue	2,297	(679)	1,618
Cost of sales	1,697	(669)	1,028
Loss (gain) on commodity-related derivative financial instruments	10	(10)	—
Gross profit	672	—	672
Earnings before income tax	475	—	475
New Standards and Interpretations Not Yet Adopted
IFRS 18 Presentation and Disclosure in Financial Statements, was issued on April 9, 2024 and effective January 1, 2027, with early application permitted. The standard introduces key changes to the structure of the statement of earnings and comprehensive income, required disclosures for certain management-defined performance measures, and aggregation and disaggregation of line items in the financial statements. Pembina is currently reviewing the impact of this standard on its consolidated financial statements.
Pembina Pipeline Corporation First Quarter 2024 43

3. OPERATING SEGMENTS
Pembina's operating segments are organized by three divisions: Pipelines, Facilities and Marketing & New Ventures.

3 Months Ended March 31, 2024	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	637	91	800	12	1,540
Inter-segment revenue	51	140	—	(191)	—
Total revenue(3)	688	231	800	(179)	1,540
Operating expenses	154	90	4	(59)	189
Cost of goods sold	11	—	751	(134)	628
Depreciation and amortization included in operations	95	33	15	1	144
Cost of sales	260	123	770	(192)	961
Share of profit from equity accounted investees	43	75	33	—	151
Gross profit	471	183	63	13	730
Depreciation included in general and administrative	—	—	—	12	12
Other general and administrative	11	6	11	68	96
Other (income) expense	(1)	(2)	(14)	2	(15)
Results from operating activities	461	179	66	(69)	637
Net finance costs	6	2	2	98	108
Earnings (loss) before tax	455	177	64	(167)	529
Income tax expense	—	—	—	—	91
Earnings (loss)	455	177	64	(167)	438
Capital expenditures	141	32	3	10	186
Contributions to equity accounted investees	5	—	98	—	103

3 Months Ended March 31, 2023	Pipelines(1)	Facilities	Marketing & New Ventures(2)(4)	Corporate & Inter-segment Eliminations	Total(4)
($ millions)
Revenue from external customers	600	128	879	11	1,618
Inter-segment revenue	28	80	—	(108)	—
Total revenue(3)	628	208	879	(97)	1,618
Operating expenses	172	80	—	(52)	200
Cost of goods sold	—	—	740	(58)	682
Depreciation and amortization included in operations	99	34	12	1	146
Cost of sales	271	114	752	(109)	1,028
Share of profit (loss) from equity accounted investees	35	48	(1)	—	82
Gross profit	392	142	126	12	672
Depreciation included in general and administrative	—	—	—	9	9
Other general and administrative	10	5	9	59	83
Other income	(1)	—	(4)	(1)	(6)
Results from operating activities	383	137	121	(55)	586
Net finance costs	7	2	1	101	111
Earnings (loss) before tax	376	135	120	(156)	475
Income tax expense	—	—	—	—	106
Earnings (loss)	376	135	120	(156)	369
Capital expenditures	106	20	3	8	137
Contributions to equity accounted investees	—	32	6	—	38
(1)    Pipelines transportation revenue includes $71 million (2023: $72 million) associated with U.S. pipeline revenue.
(2)    Marketing & New Ventures includes revenue of $71 million (2023: $72 million) associated with U.S. midstream sales.
(3)    During the three months ended March 31, 2024, no one customer accounted for 10 percent or more of total revenues reported throughout all segments. During the three months ended March 31, 2023, one customer accounted for 10 percent or more of total revenues with $164 million reported throughout all segments.
(4)    Comparative 2023 period has been adjusted. See Note 2 Changes in Accounting Policies.

44 Pembina Pipeline Corporation First Quarter 2024

4. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Cavern Storage and Other(1)	Assets Under Construction	Total
Cost
Balance at December 31, 2023	480	9,613	7,048	2,027	588	19,756
Additions and transfers	—	17	6	8	156	187
Change in decommissioning provision	—	(4)	(16)	(3)	—	(23)
Dispositions and other	(1)	(2)	(5)	(4)	2	(10)
Foreign exchange	2	22	9	—	—	33
Balance at March 31, 2024	481	9,646	7,042	2,028	746	19,943

Depreciation
Balance at December 31, 2023	38	2,083	1,316	521	—	3,958
Depreciation	1	50	43	18	—	112
Dispositions and other	—	1	1	—	—	2
Balance at March 31, 2024	39	2,134	1,360	539	—	4,072

Carrying amounts
Balance at December 31, 2023	442	7,530	5,732	1,506	588	15,798
Balance at March 31, 2024	442	7,512	5,682	1,489	746	15,871
(1)    At March 31, 2024, the movement in Cavern Storage and Other includes nil in net assets transferred to finance lease receivables (December 31, 2023: $25 million).

Pembina Pipeline Corporation First Quarter 2024 45

5. INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

	Ownership Interest (percent)		Share of Profit from Equity Accounted Investees		Investments in Equity Accounted Investees
			3 Months Ended March 31
($ millions)	March 31, 2024	December 31, 2023	2024	2023	March 31, 2024	December 31, 2023
Alliance	50	50	42	35	2,424	2,427
Aux Sable	42.7 - 50	42.7 - 50	33	(1)	373	362
PGI	60	60	74	47	3,843	3,894
Cedar LNG	49.9	49.9	—	—	327	202
Other(1)	50 - 75	50 - 75	2	1	102	102
			151	82	7,069	6,987
(1)    Other includes Pembina's interest in Ruby, CKPC, Grand Valley, Fort Corp, and ACG. Pembina owned a 50 percent convertible, cumulative preferred interest in Ruby which it sold on January 31, 2023. On December 31, 2023, CKPC was dissolved.
At March 31, 2024, Pembina had U.S. $1.2 billion in investments in equity accounted investees held by entities whose functional currency is the U.S. dollar. The resulting foreign exchange gains and losses are included in other comprehensive income. For the three months ended March 31, 2024, Pembina recognized a gain of $38 million (2023: $3 million loss).
Subsequent to the end of the first quarter, on April 1, 2024, Pembina completed its acquisition of Enbridge Inc.'s ("Enbridge") interests in the Alliance, Aux Sable, and NRGreen joint ventures (the "Alliance/Aux Sable Acquisition"). Refer to Note 15 for further information.
Financing Activities for Equity Accounted Investees
Cedar LNG
During the first quarter of 2024, Cedar LNG signed two commercial offtake agreements, one with ARC Resources Ltd. and the second with Pembina, both with the same terms and conditions. Pembina plans to reassign its capacity prior to in-service date. Cedar LNG also issued a notice to proceed under its engineering, procurement and construction contract, with a final investment decision ("FID") expected in June 2024.
Pembina entered into an additional pre-FID funding agreement with its partner in the first quarter of 2024. As Cedar LNG achieves key milestones and additional pre-FID funding is required, Pembina may fund incremental spending on behalf of both partners under the terms of the new agreement, and in return will receive a loan receivable from its partner for the partner's share of funding. The loan receivable matures 30 days after positive FID, with interest accruing at a market rate of interest. If the partner defaults on payments, Cedar LNG will redirect the partner's share of distributions directly to Pembina.
During the first quarter of 2024, Pembina contributed $186 million into Cedar LNG for pre-FID spending, $97 million of which has been recorded as part of Pembina's equity accounted investment and $89 million as a loan receivable from its partner, pursuant to the new funding agreement. The loan is carried at fair value through profit or loss and is included in trade receivables and other.
As at March 31, 2024, Pembina has provided insurance contracts in support of the Cedar LNG Project with an aggregate maximum exposure of $278 million, with net additions of $117 million provided during the first quarter of 2024. A net recovery of $11 million which was attributed to a change in Pembina's risk assessment over these insurance contracts was recorded in earnings for the first quarter of 2024.
Pembina has also executed contracts where it may fund commitments to Cedar LNG for pre-FID costs of up to an additional $399 million.
46 Pembina Pipeline Corporation First Quarter 2024

6. LONG-TERM DEBT
This note provides information about the contractual terms of Pembina's interest-bearing long-term debt, which is measured at amortized cost.
Carrying Value, Terms and Conditions, and Debt Maturity Schedule

				Carrying Value
($ millions)	Authorized at March 31, 2024	Nominal Interest Rate	Year of Maturity	March 31, 2024	December 31, 2023
Variable rate debt
Senior unsecured credit facilities(1)(2)(3)	2,889	6.63(4)	Various(1)	339	778
Fixed rate debt
Senior unsecured medium-term notes series 3	450	4.75	2043	450	450
Senior unsecured medium-term notes series 4	600	4.81	2044	600	600
Senior unsecured medium-term notes series 5	550	3.54	2025	550	550
Senior unsecured medium-term notes series 6	600	4.24	2027	600	600
Senior unsecured medium-term notes series 7	600	3.71	2026	600	600
Senior unsecured medium-term notes series 8	—	2.99	2024	—	650
Senior unsecured medium-term notes series 9	550	4.74	2047	550	550
Senior unsecured medium-term notes series 10	650	4.02	2028	650	650
Senior unsecured medium-term notes series 11	800	4.75	2048	800	800
Senior unsecured medium-term notes series 12	650	3.62	2029	650	650
Senior unsecured medium-term notes series 13	700	4.54	2049	700	700
Senior unsecured medium-term notes series 15	600	3.31	2030	600	600
Senior unsecured medium-term notes series 16	400	4.67	2050	400	400
Senior unsecured medium-term notes series 17	500	3.53	2031	500	500
Senior unsecured medium-term notes series 18	500	4.49	2051	500	500
Senior unsecured medium-term notes series 19	300	5.72	2026	300	300
Senior unsecured medium-term notes series 20	600	5.02	2032	600	—
Senior unsecured medium-term notes series 21	600	5.21	2034	600	—
Senior unsecured medium-term notes series 22	600	5.67	2054	600	—
Total fixed rate loans and borrowings outstanding				10,250	9,100
Deferred financing costs				14	25
Total loans and borrowings				10,603	9,903
Less current portion loans and borrowings				(550)	(650)
Total non-current loans and borrowings				10,053	9,253
Subordinated hybrid notes
Subordinated notes, series 1	600	4.80	2081	596	596
(1)    Pembina's unsecured credit facilities include a $1.5 billion revolving facility that matures in June 2028, a $1.0 billion sustainability linked revolving facility that matures in June 2027, a U.S. $250 million non-revolving term loan that matures in May 2025 and a $50 million operating facility that matures in June 2024, which is typically renewed on an annual basis.
(2)    Includes U.S. $250 million variable rate debt outstanding at March 31, 2024 (2023: U.S. $250 million), with the full notional amount hedged using an interest rate swap at 1.47 percent.
(3)    The U.S. dollar denominated non-revolving term loan is designated as a hedge of the Company's net investment in selected foreign operations with a U.S. dollar functional currency.
(4)    The nominal interest rate is the weighted average of all drawn credit facilities based on Pembina's credit rating at March 31, 2024. Borrowings under the credit facilities bear interest at prime, Bankers' Acceptance or SOFR rates, plus applicable margins. The impact of interest rate hedges described in the footnote above are not reflected in this figure.
On January 12, 2024, Pembina closed an offering of $1.8 billion aggregate principal amount of senior unsecured medium-term notes (the "MTN Offering"). The MTN Offering was conducted in three tranches, consisting of the issuance of $600 million aggregate principal amount of senior unsecured medium-term notes, series 20 ("Series 20 notes"), having a fixed coupon of 5.02 percent per annum, payable semi-annually and maturing on January 12, 2032; $600 million aggregate principal amount of senior unsecured medium-term notes, series 21 ("Series 21 notes"), having a fixed coupon of 5.21 percent per annum, payable semi-annually and maturing on January 12, 2034; and $600 million aggregate principal amount of senior unsecured medium-term notes, series 22 ("Series 22 notes"), having a fixed coupon of 5.67 percent per annum, payable semi-annually and maturing on January 12, 2054.
Pembina Pipeline Corporation First Quarter 2024 47

Pembina used a portion of the net proceeds of the MTN Offering to repay indebtedness of the Company under the Revolving Facility and for general corporate purposes. Pembina used the remaining net proceeds of the MTN Offering to fund a portion of the purchase price for the Alliance/Aux Sable Acquisition.
Prior to the closing of the Alliance/Aux Sable Acquisition on April 1, 2024, Pembina had obligations to redeem the Series 20 and Series 21 notes if certain conditions were not met. These included the Alliance/Aux Sable Acquisition not closing by October 1, 2024, or Pembina deciding not to proceed. These covenants are no longer applicable as the terms have been fulfilled.
On January 22, 2024, Pembina's $650 million aggregate principal amount of senior unsecured medium-term notes, series 8, matured and were fully repaid.
Subsequent to the end of the first quarter, on April 18, 2024, Pembina completed an extension on its $1.5 billion Revolving Facility, which now matures on June 1, 2029, and an extension on its $50 million operating facility, which now matures on June 1, 2025.
Covenants
Pembina is subject to certain financial covenants under its medium-term note indentures and credit facilities agreements and complies with all financial covenants as of March 31, 2024. Pembina's financial covenants under the indenture governing its medium-term notes and the agreements governing the credit facilities include the following:

Debt	Financial Covenant(1)	Ratio
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70(2)
Senior unsecured credit facilities	Debt to Capital	Maximum 0.70(3)
(1)    Terms as defined in relevant agreements.
(2)    Covenant must be met at the reporting date and filed within 90 days after the end of each fiscal year and within 10 business days after filing of the Consolidated Financial Statements.
(3)    Covenant must be met at the reporting date and filed within 120 days after the end of each fiscal year and 60 days after each quarter.
7. SUBSCRIPTION RECEIPTS
In connection with the Alliance/Aux Sable Acquisition, on December 19, 2023, Pembina closed its offering of 29.9 million subscription receipts (including 3.9 million subscription receipts issued pursuant to the exercise in full by the underwriters for the offering of the over-allotment option granted to them by Pembina) at a price of $42.85 per subscription receipt for total gross proceeds of $1.3 billion.
Pursuant to the terms of the subscription receipts, on March 28, 2024, a payment of $0.6675 per subscription receipt (a "Dividend Equivalent Payment") was made to the holders of subscription receipts of record as of March 15, 2024. The amount of the Dividend Equivalent Payment was equivalent to the dividend paid per common share on the same date to the holders of common shares.
After accounting for the Dividend Equivalent Payment, the underwriter fees, other expenses, and interest income related to the subscription receipt offering, net proceeds were $1.2 billion which is included in cash and cash equivalents in the condensed consolidated interim statement of financial position. The net proceeds of the subscription receipt offering were received by Pembina on March 27, 2024 and were used to fund a portion of the purchase price of the Alliance/Aux Sable Acquisition which closed on April 1, 2024. Concurrent with the closing of the Alliance/Aux Sable Acquisition, each holder of subscription receipts received, automatically and without additional consideration or further action on the part of the holder, one common share of the Company.
48 Pembina Pipeline Corporation First Quarter 2024

8. SHARE CAPITAL
Common Share Capital

($ millions, except as noted)	Number of Common Shares (millions)	Common Share Capital
Balance at December 31, 2023	549	15,765
Share-based payment transactions(1)	—	1
Balance at March 31, 2024	549	15,766
(1)    Exercised options are settled by issuing the net number of common shares equivalent to the gain upon exercise.
Share Repurchase Program
On March 7, 2023, the Toronto Stock Exchange ("TSX") accepted the renewal of Pembina's normal course issuer bid (the "NCIB") that allowed the Company to repurchase, at its discretion, up to five percent of the Company's outstanding common shares (representing approximately 27.5 million common shares) through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. The NCIB commenced on March 10, 2023 and expired on March 9, 2024. No common shares were purchased by Pembina during the first quarter of 2024 prior to the expiration of the NCIB.
Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares (millions)	Preferred Share Capital
Balance at December 31, 2023	93	2,199
Part VI.1 tax	—	(2)
Balance at March 31, 2024	93	2,197
On February 15, 2024, Pembina announced that none of the six million Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 3 ("Series 3 Class A Preferred Shares") outstanding were converted into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 4. The annual dividend rate for the Series 3 Class A Preferred Shares for the five-year period from and including March 1, 2024 to, but excluding March 1, 2029, will be 6.019 percent.
On March 18, 2024, Pembina announced that none of the six million Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 17 ("Series 17 Class A Preferred Shares") outstanding were converted into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 18. The annual dividend rate for the Series 17 Class A Preferred Shares for the five-year period from and including March 31, 2024 to, but excluding March 31, 2029, will be 6.605 percent.

Pembina Pipeline Corporation First Quarter 2024 49

Dividends
The following dividends were declared and paid by Pembina:

3 Months Ended March 31
($ millions)	2024	2023
Common shares
$0.67 per common share (2023: $0.65)	367	359
Class A preferred shares
$0.41 per Series 1 Class A Preferred Share (2023: $0.31)	4	3
$0.28 per Series 3 Class A Preferred Share (2023: $0.28)	2	2
$0.29 per Series 5 Class A Preferred Share (2023: $0.29)	3	3
$0.27 per Series 7 Class A Preferred Share (2023: $0.27)	3	3
$0.27 per Series 9 Class A Preferred Share (2023: $0.27)	2	2
$0.39 per Series 15 Class A Preferred Share (2023: $0.39)	3	3
$0.41 per Series 17 Class A Preferred Share (2023: $0.30)	2	2
$0.29 per Series 19 Class A Preferred Share (2023: $0.29)	2	2
$0.39 per Series 21 Class A Preferred Share (2023: $0.31)	5	5
$0.52 per Series 22 Class A Preferred Share (2023: nil)	1	—
$0.41 per Series 25 Class A Preferred Share (2023: $0.33)	4	3
	31	28
On May 9, 2024, Pembina announced that its Board of Directors had declared a common share cash dividend for the second quarter of 2024 of $0.6900 per share to be paid on June 28, 2024, to shareholders of record on June 17, 2024.
Pembina's Board of Directors also declared quarterly dividends for Pembina's Class A preferred shares on April 9, 2024 as outlined in the following table:

Series	Record Date	Payable Date	Per Share Amount	Dividend Amount ($ millions)
Series 1	May 1, 2024	June 3, 2024	$0.407813	4
Series 3	May 1, 2024	June 3, 2024	$0.376188	2
Series 5	May 1, 2024	June 3, 2024	$0.285813	3
Series 7	May 1, 2024	June 3, 2024	$0.273750	3
Series 9	May 1, 2024	June 3, 2024	$0.268875	2
Series 15	June 17, 2024	July 2, 2024	$0.385250	3
Series 17	June 17, 2024	July 2, 2024	$0.412813	2
Series 19	June 17, 2024	July 2, 2024	$0.292750	2
Series 21	May 1, 2024	June 3, 2024	$0.393875	5
Series 22	May 1, 2024	June 3, 2024	$0.521019	1
Series 25	April 30, 2024	May 15, 2024	$0.405063	4
50 Pembina Pipeline Corporation First Quarter 2024

9. REVENUE
Revenue has been disaggregated into categories to reflect how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors.
a.Revenue Disaggregation

	2024					2023
3 Months Ended March 31	Pipelines	Facilities	Marketing & New Ventures	Corporate	Total	Pipelines	Facilities	Marketing & New Ventures	Corporate	Total
($ millions)
Take-or-pay(1)	453	55	—	—	508	413	81	—	—	494
Fee-for-service(1)	123	24	27	—	174	129	35	—	—	164
Product sales(2)(3)	—	—	830	—	830	—	—	835	—	835
Revenue from contracts with customers	576	79	857	—	1,512	542	116	835	—	1,493
Realized gain from derivative instruments	—	—	45	—	45	—	—	78	—	78
Unrealized loss from derivative instruments	—	—	(102)	—	(102)	—	—	(34)	—	(34)
Revenue from risk management and physical derivative contracts(3)	—	—	(57)	—	(57)	—	—	44	—	44
Operational finance lease income	6	1	—	—	7	6	1	—	—	7
Fixed operating lease income	48	7	—	—	55	46	8	—	—	54
Variable lease income	5	—	—	—	5	4	—	—	—	4
Shared service revenue(4) and other	2	4	—	12	18	2	3	—	11	16
Total external revenue	637	91	800	12	1,540	600	128	879	11	1,618
(1)    Revenue recognized over time.
(2)    Revenue recognized at a point in time.
(3)    Comparative 2023 period has been adjusted. See Note 2 Changes in Accounting Policies.
(4)    Includes $16 million of fixed fee income (2023: $16 million) related to shared service agreements with joint ventures.
b.Contract Liabilities
Significant changes in the contract liabilities balances during the period are as follows:

	3 Months Ended March 31, 2024			12 Months Ended December 31, 2023
($ millions)	Take-or-Pay	Other Contract Liabilities	Total Contract Liabilities	Take-or-Pay	Other Contract Liabilities	Total Contract Liabilities
Opening balance	1	158	159	3	191	194
Additions (net in the period)	6	32	38	(2)	21	19
Revenue recognized from contract liabilities(1)	—	(14)	(14)	—	(54)	(54)
Closing balance	7	176	183	1	158	159
Less current portion(2)	(6)	(40)	(46)	(1)	(32)	(33)
Ending balance	1	136	137	—	126	126
(1)    Recognition of revenue related to performance obligations satisfied in the current period that were included in the opening balance of contract liabilities.
(2)    Represents cash collected under take-or-pay contracts which will be recognized within one year as the customer chooses to ship, process, or otherwise forego the associated service.
Contract liabilities depict Pembina's obligation to perform services in the future for cash and non-cash consideration which have been received from customers. Contract liabilities include up-front payments or non-cash consideration received from customers for future transportation, gas processing, fractionation, terminalling, and storage services. Contract liabilities also include consideration received from customers for take-or-pay commitments where the customer has a make-up right to ship or process future volumes under a firm contract. These amounts are non-refundable should the customer not use its make-up rights. In all instances where goods or services have been transferred to a customer in advance of the receipt of customer consideration, Pembina's right to consideration is unconditional and has therefore been presented as a receivable.
Pembina Pipeline Corporation First Quarter 2024 51

10. NET FINANCE COSTS

	3 Months Ended March 31
($ millions)	2024	2023
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	111	97
Subordinated hybrid notes	7	7
Leases	8	8
Interest income	(29)	(2)
Unwinding of discount rate	5	4
Loss (gain) in fair value of non-commodity-related derivative financial instruments	3	(11)
Foreign exchange losses and other	3	8
Net finance costs	108	111
11. ACCUMULATED OTHER COMPREHENSIVE INCOME

($ millions)	Currency Translation Reserve	Cash Flow Hedge Reserve	Pension and other Post-Retirement Benefit Plan Adjustments(2)	Total
Balance at December 31, 2023	211	18	(8)	221
Other comprehensive gain before hedging activities	96	—	—	96
Other comprehensive (loss) gain resulting from hedging activities(1)	(10)	2	—	(8)
Balance at March 31, 2024	297	20	(8)	309
(1)     Amounts relate to hedges of the Company's net investment in foreign operations (reported in Currency Translation Reserve) and interest rate forward swaps (reported in Cash Flow Hedge Reserve) (Note 12). At March 31, 2024, the other comprehensive gain resulting from hedging activities for interest rate forward swaps includes a realized gain of $4 million that was reclassified to net finance costs.
(2)     Pension and other Post-Retirement Benefit Plan Adjustments will not be reclassified into earnings.
52 Pembina Pipeline Corporation First Quarter 2024

12. FINANCIAL INSTRUMENTS & RISK MANAGEMENT
Fair Values
The fair value of financial instruments utilizes a variety of valuation inputs. When measuring fair value, Pembina uses observable market data to the greatest extent possible. Depending on the nature of these valuation inputs, financial instruments are categorized as follows:
a.    Level 1
Level 1 fair values are based on inputs that are unadjusted observable quoted prices from active markets for identical assets or liabilities as at the measurement date.
b.    Level 2
Level 2 fair values are based on inputs, other than quoted market prices included in Level 1, that are either directly or indirectly observable. Level 2 fair value inputs include quoted forward market prices, time value, and broker quotes that are observable for the duration of the financial instrument's contractual term. These inputs are often adjusted for factors specific to the asset or liability, such as, location differentials and credit risk.
Financial instruments that utilize Level 2 fair valuation inputs, include derivatives arising from physical commodity forward contracts, commodity swaps and options, and forward interest rate and foreign-exchange swaps. In addition, Pembina's loans and borrowings utilize Level 2 fair valuation inputs, whereby the valuation technique is based on discounted future interest and principal payments using the current market interest rates of instruments with similar terms.
c.    Level 3
Level 3 fair values utilize inputs that are not based on observable market data. Rather, various valuation techniques are used to develop inputs.
Financial instruments that utilize Level 3 fair valuation inputs include embedded derivative instruments arising from (a) long-term power purchase agreements; (b) the Cedar LNG Project contingent consideration; and, (c) loan receivable from equity investment partner.
The fair value of long-term power purchase agreements is measured using a pricing and cash flow model that accounts for forward power prices, renewable wind power pricing discounts and differentials, and inflationary metrics. The rate used to discount the respective estimated cash flows is a government risk-free interest rate that is adjusted for an appropriate credit spread. The fair valuation of the embedded derivative instruments is judged to be a significant management estimate. These assumptions and inputs are susceptible to change and may differ from actual future developments. This estimation uncertainty could materially impact the quantified fair value; and therefore, the gains and losses on commodity-related derivative financial instruments.
The fair value of the Cedar LNG Project contingent consideration is measured using a cash flow model that accounts for the estimated probability of a positive FID outcome. The fair value of the loan receivable is measured using a market equivalent approach, which primarily accounts for (a) the estimated probability of a positive FID outcome; and, (b) a comparable market rate of interest that is calibrated to incorporate a similar counterparty risk profile.
The carrying values of financial assets and liabilities in relation to their respective fair values, together with their appropriate fair value categorization are illustrated in the table below. Certain other non-derivative financial instruments measured at amortized cost, including cash and cash equivalents, trade receivables and other, trade payables and other, and other liabilities have been excluded since their carrying values are judged to approximate their fair values due to their nature and short maturity. These instruments would be categorized as Level 2 in the fair value hierarchy.
Pembina Pipeline Corporation First Quarter 2024 53

	March 31, 2024				December 31, 2023
	Carrying Value	Fair Value			Carrying Value	Fair Value
($ millions)		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Financial assets carried at fair value
Derivative financial instruments(1)	38	—	29	9	80	—	51	29
Loan receivable(2)	89	—	—	89	—	—	—	—
Financial liabilities carried at fair value
Derivative financial instruments(1)	105	—	76	29	40	—	26	14
Contingent consideration(3)	44	—	—	44	39	—	—	39
Financial liabilities carried at amortized cost
Long-term debt(4)	11,199	—	10,551	—	10,499	—	9,989	—
(1)    At March 31, 2024 all derivative financial instruments are carried at fair value through earnings, except for $17 million in interest rate derivative financial assets that have been designated as cash flow hedges.
(2)    Cedar LNG pre-FID financing arrangements have given rise to a loan receivable, which is included in trades receivables and other.
(3)    Included in trade payables and other. Under the terms of the agreements on Pembina's investment in the Cedar LNG Project, Pembina has commitments to make additional payments on a positive FID.
(4)    Carrying value of current and non-current balances. Includes loans and borrowings and subordinated hybrid notes.
Changes in fair value of the derivative net assets classified as Level 3 in the fair value hierarchy were as follows:

($ millions)	2024
Level 3 derivative net asset at January 1	15
Loss included in revenue from risk management and physical derivative contracts	(35)
Level 3 derivative net liability at March 31	(20)
There were no transfers into or out of Level 3 during the three months ended March 31, 2024.
Gains and Losses from Derivative Instruments

	3 Months Ended March 31
($ millions)	2024	2023
Derivative instruments held at fair value through earnings
Realized (gain) loss
Commodity-related gain recorded in revenue from risk management and physical derivative contracts(1)	(45)	(78)
Foreign exchange loss (gain) recorded in net finance costs	3	(11)
Unrealized loss
Commodity-related loss recorded in revenue from risk management and physical derivative contracts(1)	102	34
Foreign exchange loss recorded in net finance costs	—	9
Derivative instruments in hedging relationships
Interest rate (gain) loss recorded in other comprehensive income(2)	(2)	5
(1)    Comparative 2023 period has been adjusted. See Note 2 Changes in Accounting Policies.
(2)    Unrealized losses or gains for designated cash flow hedges are recognized in impact of hedging activities in the Consolidated Statements of Earnings and Comprehensive Income, with realized losses or gains being reclassified to net finance costs. At March 31, 2024, the movement in other comprehensive income includes a realized gain of $4 million that was reclassified to net finance costs (2023: $4 million realized gain) (Note 11). No losses or gains have been recognized in net income relating to discontinued cash flow hedges.

54 Pembina Pipeline Corporation First Quarter 2024

13. RELATED PARTIES
Pembina enters into transactions with related parties in the normal course of business and all transactions are measured at their exchange amount, unless otherwise noted. Pembina provides management and operational oversight services, on a fixed fee and cost recovery basis, to certain equity accounted investees. Pembina also contracts for services and capacity from certain of its equity accounted investees, advances funds to support operations and provides letters of credit, including financial guarantees.
A summary of the significant related party transactions and balances are as follows:

	3 Months Ended March 31
($ millions)	2024	2023
Services provided(1)
PGI	73	63
Aux Sable	32	30
Alliance	4	5
Cedar LNG	3	3
Other(2)	1	—
Total services provided	113	101
Services received
PGI	2	7
Alliance	3	3
Total services received	5	10

As at ($ millions)	March 31, 2024	December 31, 2023
Trade receivables and other(3)	31	36
Trade payables and other	1	1
(1)    Services provided by Pembina include payments made by Pembina on behalf of related parties.
(2) Other includes transactions with Grand Valley and ACG.
(3)    As at March 31, 2024, trade receivables and other includes $28 million due from PGI (December 31, 2023: $33 million).

Pembina Pipeline Corporation First Quarter 2024 55

14. COMMITMENTS AND CONTINGENCIES
Commitments
Pembina was committed for the following amounts under its contracts and arrangements as at March 31, 2024:

Contractual Obligations(1)	Payments Due by Period
($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Construction commitments(2)	634	505	129	—	—
Other commitments related to lease contracts(3)	441	42	81	77	241
Transportation and processing(4)	167	39	91	30	7
Funding commitments(5)	71	43	18	10	—
Software, cloud computing and other	24	10	10	3	1
Total contractual obligations	1,337	639	329	120	249
(1)Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to eight years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 16 and 196 mbpd of NGL each year up to and including 2031. Power purchase agreements range from one to 24 years and involve the purchase of power from electrical service providers. Pembina has secured up to 78 megawatts per day each year up to and including 2047.
(2)Excludes significant projects that are awaiting regulatory approval, projects which Pembina is not committed to construct, and projects that are executed by equity accounted investees.
(3)Relates to expected variable lease payments excluded from the measurements of the lease liability and payments related to non-lease components in lessee lease contracts.
(4)Take-or-pay payments for minimum volumes to be transported or processed, including $7 million of contract transportation on the Alliance Pipeline.
(5)Pembina has committed to fund the construction of an asset that will connect Pembina's assets into a third-party pipeline. Additionally, Pembina has executed contracts where it may fund incremental spending for the development of Cedar LNG.
Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on annual budgets approved by the joint venture partners and contractual agreements.
Pembina has also executed contracts where it may fund commitments to Cedar LNG for pre-FID costs of up to an additional $399 million.
Contingencies
Pembina, including its subsidiaries and its investments in equity accounted investees, are subject to various legal and regulatory and tax proceedings, actions and audits arising in the normal course of business. Pembina represents its interests vigorously in all proceedings in which it is involved. Legal and administrative proceedings involving possible losses are inherently complex, and the company applies significant judgment in estimating probable outcomes. As of March 31, 2024, there are no significant claims filed against Pembina.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had and are not expected to have a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at March 31, 2024, Pembina had $233 million (December 31, 2023: $201 million) in letters of credit issued.
56 Pembina Pipeline Corporation First Quarter 2024

15. SUBSEQUENT EVENT
On April 1, 2024, Pembina completed its previously announced acquisition of Enbridge Inc.'s ("Enbridge") interests in the Alliance, Aux Sable, and NRGreen joint ventures for an aggregate purchase price of approximately $3.1 billion (subject to certain adjustments), including approximately $327 million of assumed debt, representing Enbridge's proportionate share of the indebtedness of Alliance (the "Alliance/Aux Sable Acquisition"). As a result of the completion of the Alliance/Aux Sable Acquisition, Pembina now owns all equity interests in Alliance, Aux Sable's Canadian operations and the NRGreen businesses, and an 85.4 percent interest in Aux Sable's U.S. operations.
Pembina has obtained control over the Alliance, Aux Sable, and NRGreen joint ventures (the "Acquirees") and the accounting for the Acquirees will change from the equity method of accounting to being fully consolidated. The Alliance/Aux Sable Acquisition will be accounted for as a business combination using the acquisition method where the acquired tangible and intangible assets and assumed liabilities are recorded at their estimated fair values at the date of acquisition. Any amount exceeding or less than the purchase consideration will be presented as goodwill or a bargain purchase gain, respectively. Pembina's previous balances related to its investment for the Acquirees under the equity method of accounting are disposed of at fair value and will be included as a component of the purchase price.
The fair values of the Acquiree's identifiable assets and liabilities to be assumed and the impact of applying acquisition accounting have not been fully determined. Due to the proximity of the acquisition date to the release date of Pembina's Interim Financial Statements, the preliminary purchase price allocation will be disclosed in the second quarter of 2024 after the asset and liability valuations become available.

Pembina Pipeline Corporation First Quarter 2024 57

HEAD OFFICE
Pembina Pipeline Corporation
Suite 4000, 585 - 8th Avenue SW
Calgary, Alberta T2P 1G1
AUDITORS
KPMG LLP
Chartered Professional Accountants
Calgary, Alberta
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Calgary, Alberta T2P 3S8
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STOCK EXCHANGE
Pembina Pipeline Corporation
Toronto Stock Exchange listing symbols for:
COMMON SHARES PPL
PREFERRED SHARES PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.I, PPL.PR.O, PPL.PR.Q, PPL.PR.S, PPL.PF.A, PPL.PF.B and PPL.PF.E
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